UNITED STATES	THIS IS PAGE 1 OF 112 PAGES. THE EXHIBIT INDEX APPEARS ON PAGE NUMBER 111.
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ____________________________
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______to ______
OR
☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: [•]

FARALLON RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Suite 1020, 800 West Pender Street
British Columbia, Canada
(Jurisdiction of incorporation or organization)

Vancouver, British Columbia Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 99,244,985 as of June 30, 2005

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐ No ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☒ Item 18 ☐

T A B L E   O F   C O N T E N T S

GENERAL

In this Registration Statement on Form 20-F, all references to “Farallon” and the “Company” refer to Farallon Resources Ltd. and its consolidated subsidiaries.

The Company uses the United States dollar as its reporting currency. All references in this document to “dollars” or “$” are expressed in United States dollars, unless otherwise indicated. References to "C$" refer to Canadian dollars.

Except as noted, the information set forth in this Registration Statement is as of November 25, 2005 and all information included in this document should only be considered correct as of such date.

References to this “Registration Statement” mean references to this Registration Statement on Form 20-F.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements” including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Farallon to be materially different from any future results, performance or achievements of Farallon expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D “Risk Factors.” The statements contained in Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Farallon expressly disclaims any obligation or undertaking to provide an update or revision to any forward looking statement contained herein to reflect any change in Farallon’s expectations or any change in events, conditions or circumstances on any which any statement is based.

GLOSSARY OF TERMS USED IN THIS FORM 20-F

Certain terms used herein are defined as follows:

Assay	Quantitative test of minerals and ore by chemical and/or fire techniques.

Autoclave	See Pressure Oxidation below.

Carbon-in-Leach Cyanidation
A dilute solution of sodium (or potassium) cyanide in the presence of atmospheric oxygen causes the dissolution of gold and silver, which are then adsorbed onto carbon. The gold and silver are subsequently removed from the carbon (permitting carbon recycle) and then further purified to final commercial metal products.

Common Shares	Farallon’s common shares without par value being the only class or kind of Farallon’s authorized capital.

Concession	Mining rights granted by the Mexican government through the Consejo. There are two types: exploration concessions and exploitation concessions.

An exploration concession is a non-renewable, six-year duration and is subject to exploration requirements and other conditions. When these conditions are met, exploration concessions may be converted into exploitation concessions.

An exploitation concession has a 50-year duration and is subject to exploitation requirements and other conditions.

Consejo
The Consejo de Recursos Minerales is a decentralized entity with independent legal capacity under the Mexican Federal Ministry of Energy, Mines and Governmental Industry. The Consejo is obligated, under the “Mining Law of Mexico”, made effective September 25, 1992, to identify and record the potential mineral resources of Mexico, to assist the government with the promotion and development of such resources and to determine which resources should be made available as Concessions.

Consejo Agreement
An agreed program of exploration to be conducted on an exploration concession in order to fulfill the terms of the open bid proposal pursuant to which such concession was awarded by the Consejo. Farallon has exercised an option to acquire its Concessions forming the principal part of its Concessions from the original owner who originally acquired it subject to the underlying Consejo Agreement.

Hydrometallurgy	Processing of economic minerals into their commercial metal elements and economic/waste by-products by chemical means.

Massive Sulfide	Mineralized rock rich in sulfide minerals (greater than 50%).

Minas
The Direccion General de Minas - the Mexican Director of Mines, who is the public official responsible for the admittance and analysis of Concession applications and the reports and filings required by the federal laws of Mexico.

Mineral Deposit	A deposit of mineralization, which may or may not be ore, the determination of which requires a comprehensive feasibility study.

Mineral Reserve
Securities and Exchange Commission Industry Guide 7 Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities and Exchange Commission defines a ‘reserve’ as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Mineral Resource
National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators defines a “Mineral Resource” as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” of the Securities and Exchange Commission does not define or recognize resources. As used in this Registration Statement, “resources” are as defined in National Instrument 43- 101.

Mineral Symbols	Ag – silver; Au – gold; Ba – barium; Ca – calcium; Cu – copper; Fe – iron; K– potassium; Pb – lead; Na – sodium; Zn – Zinc.

Pressure Oxidation
Controlled oxidation of sulfide minerals in a pressure vessel, called an autoclave, in the presence of heat and pure oxygen. The sulfide minerals are changed from sulfide compounds to soluble oxide compounds while the released sulfur is converted to sulfuric acid and elemental sulfur.

Pesos	The legal currency of Mexico.

Principal Concessions	The Campo Morado and La Alina Concessions purchased by Farallon by exercise of options.

Solvent Extraction/ Electrowinning (SX/EW)
Solvent Extraction is the technique of transferring a solute from one solution to another, for example when copper oxide is dissolved into solution, copper becomes the solute. Electrowinning is the process in which an electric current flows between a pair of electrodes (anode & cathode) in a solution containing metal ions (electrolyte). Metal is deposited on the cathode in accordance with the metal’s ability to gain or lose electrons. Since ion deposition is selective, the cathode product is generally high grade and requires little further refining.

Sulfide	Group of minerals consisting of metals combined with sulfur; common metallic ores.

TSX	The Toronto Stock Exchange (formerly the TSE), Toronto, Ontario, Canada.

Vein	A tabular or sheet like mineral deposit with identifiable walls, often filling a fracture or fissure.

Volcanogenic Massive Sulfide (VMS)	Mineral deposits, with a high content of sulfide minerals, formed by volcanic processes.

PART I

ITEM 1           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.      Directors and Senior Management

The names, business addresses and functions of the directors and senior management of Farallon are:

Name and Business Address	Function
J. Richard H. (“Dick”) Whittington 1020 – 800 West Pender Street Vancouver, BC V6C 2V6	President, Chief Executive Officer and Director
Ronald W. Thiessen 1020 – 800 West Pender Street Vancouver, BC V6C 2V6	Chairman of the Board and Director
Robert A. Dickinson 1020 – 800 West Pender Street Vancouver, BC V6C 2V6	Director
Jeffrey R. Mason 1020 – 800 West Pender Street Vancouver, BC V6C 2V6	Chief Financial Officer, Secretary and Director
David J. Copeland 1020 – 800 West Pender Street Vancouver, BC V6C 2V6	Director
Scott D. Cousens 1020 – 800 West Pender Street Vancouver, BC V6C 2V6	Director
T. Barry Coughlan 10 – 5650 Hampton Place Vancouver, BC V6T 2G5	Director

B.      Advisors

Not applicable.

C.      Auditor

The name and address of Farallon’s auditor for each of the three preceding years and their membership in the governing professional body are:

Name and Address	Governing Professional Body
KPMG LLP Vancouver, BC	Institute of Chartered Accountants of British Columbia Registered with the Canadian Public Accountability Board (Canada) and the Public Company Accounting Oversight Board (US)

ITEM 2           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.      Selected Financial Data

The following table presents selected consolidated financial data derived from the audited consolidated financial statements of Farallon for the fiscal years ended June 30, 2005, 2004, 2003, 2002, and 2001. This information should be read in conjunction with the consolidated financial statements for the three years ended June 30, 2005 included elsewhere in this Registration Statement.

Farallon’s 2005 annual financial statements have been audited by its current independent auditor, KPMG LLP, Chartered Accountants. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 11 to the annual financial statements provides descriptions of material measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) as they relate to Farallon and a reconciliation of Farallon’s financial statements to US GAAP.

All information provided in the Summary of Financial Information below and in this Registration Statement is presented in US dollars ("$" or “US$”), unless indicated otherwise, and is in accordance with Canadian GAAP (except as set out in the two tables below).

SUMMARY OF FINANCIAL INFORMATION
IN FARALLON’S FINANCIAL STATEMENTS

Years ended June 30
	2005	2004	2003	2002	2001
Consolidated Statements of Operations Data
Interest income Canadian GAAP US GAAP	268,513 268,513	76,110 76,110	16,697 16,697	7,967 7,967	6,464 6,464
Foreign exchange gain (loss) Canadian GAAP US GAAP	19,266 19,266	(273,484) (273,484)	(52,041) (52,041)	(26,364) (26,364)	(97,280) (97,280)
Recovery of accounts receivable previously written off Canadian GAAP US GAAP	– –	152,065 152,065	– –	– –	– –
Gain on sale of buildings and equipment Canadian GAAP US GAAP	3,141 –	– –	– –	197,063 197,063	– –
Recovery of value-added taxes paid Canadian GAAP US GAAP	– –	273,646 273,646	211,717 211,717	– –	– –

Years ended June 30
	2005	2004	2003	2002	2001
Stock-based compensation Canadian GAAP US GAAP	771,951 771,951	831,337 831,337	1,733 1,733	– –	– –
Net loss from operations and continuing operations Canadian GAAP US GAAP	(12,431,831) (12,431,831)	(2,408,885) (2,408,885)	(943,394) (943,394)	(834,903) (834,903)	(1,891,075) (1,891,075)
Basic and diluted earnings (loss) per common share Canadian GAAP US GAAP	(0.15) (0.15)	(0.05) (0.05)	(0.03) (0.03)	(0.04) (0.04)	(0.09) (0.09)

As at June 30
	2005	2004	2003	2002	2001
BALANCE SHEET DATA
Working capital (deficiency) Canadian GAAP US GAAP	13,926,287 13,926,287	5,691,935 5,691,935	(677,325) (677,325)	100,946 100,946	(963,928) (963,928)
Total assets Canadian GAAP US GAAP	23,996,334 23,996,334	14,889,452 14,889,452	9,308,746 9,308,746	10,958,043 10,958,043	9,794,307 9,794,307
Buildings and equipment Canadian GAAP US GAAP	384,324 384,324	88,987 88,987	129,019 129,019	171,352 171,352	235,871 235,871
Mineral property interests Canadian GAAP US GAAP	8,963,127 8,963,127	8,963,127 8,963,127	8,963,127 8,963,127	8,963,127 8,963,127	8,963,127 8,963,127
Total liabilities Canadian GAAP US GAAP	722,596 722,596	145,403 145,403	893,925 893,925	1,722,618 1,722,618	1,559,237 1,559,237
Share capital Canadian GAAP US GAAP	73,800,541 73,800,541	52,851,474 52,851,474	44,944,698 44,944,698	44,823,641 44,823,641	42,988,383 42,988,383
Contributed surplus Canadian GAAP US GAAP	845,523 865,044	833,070 852,591	1,733 21,254	— 19,521	— 19,521
Deficit Canadian GAAP US GAAP	(51,372,326) (51,391,847)	(38,940,495) (38,960,016)	(36,531,610) (36,551,131)	(35,588,216) (35,607,737)	(34,753,313) (34,772,834)
Shareholders equity Canadian GAAP US GAAP	23,273,738 23,273,738	14,744,049 14,744,049	8,414,821 8,414,821	9,235,425 9,235,425	8,235,070 8,235,070
Number of outstanding common shares at end of period Number	99,244,985	59,636,536	32,638,134	32,223,284	21,444,618

No cash or other dividends have ever been declared by Farallon.

B.      Capitalization and Indebtedness

The following table sets forth Farallon’s consolidated capitalization as of November 25, 2005

Amount (Unaudited) ($)
Indebtedness(1)
Accounts payable and accrued liabilities	607,573
Total indebtedness(1)	722,596
Shareholders’ equity(2)
Common shares: unlimited common shares without par value authorized 99,363,406 shares issued and outstanding	73,800,541
Contributed Surplus	845,523
Deficit	(51,372,326)
Total shareholders’ equity(2)	23,273,738
Total capitalization	23,996,334

(1)	None of Farallon’s indebtedness is guaranteed or secured.
(2)	These amounts do not include common shares:
	(a)	reserved for issuance pursuant to options and warrants outstanding as of, or granted or issued after, November 25, 2005; or
	(b)	issued upon exercise of options and warrants after November 25, 2005.

As of November 25, 2005, Farallon has no outstanding indebtedness except routine-course trade accounts payable and accrued liabilities.

C.      Reasons for the Offer and Use of Proceeds

Not applicable.

D.      Risk Factors

The securities of Farallon are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Farallon for a prospective investor should not consider an investment in Farallon unless the investor is capable of sustaining an economic loss of the entire investment.

The risks associated with Farallon’s business include:

Farallon’s mineral properties do not contain any reserves or any known body of economic mineralization

Farallon’s properties do not contain reserves in accordance with the United States Securities and Exchange Commission (“SEC”) definitions and there is no assurance that any feasibility studies carried out by Farallon will establish reserves. The Company’s Campo Morado Project (see Item 4) is in the exploration stage as opposed to the development stage and has no known body of economic mineralization. The known mineralization at these projects has not yet been determined to be economic ore, and may never be determined to be economic. Although Farallon believes that exploration data available is encouraging in respect of these properties, there can be no assurance that a commercially mineable ore body exists on Farallon’s properties. There is no certainty that any expenditure made in the exploration of Farallon’s mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. There is no assurance that any preliminary or final feasibility studies carried out by Farallon will result in a positive determination that the Campo Morado Project can be commercially developed. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, Farallon must raise substantial additional funding.

Speculative Nature of the Mineral Exploration Industry

Mineral exploration activities are speculative by their nature and involve a high degree of risk. The mineral exploration business is subject to a number of factors beyond Farallon’s control including changes in economic conditions, intense industry competition, variability in operating costs, changes in government and in rules and regulations of various regulatory authorities. An adverse change in any one of such factors would have a material adverse effect on Farallon, its business and its results of operations, which might result in Farallon not meeting its business objectives, including failing to complete mineral exploration activity in a timely manner.

Uncertain Nature of Mineral Exploration

Mineral exploration, development and production involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Farallon has an interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold, silver and other metals, any of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage. The occurrence of any one of these events would have a material adverse effect on Farallon, its business and its results of operations, which might result in Farallon not meeting its business objectives.

Farallon Has No History of Earnings and No Foreseeable Earnings

Farallon has a long history of losses and there can be no assurance that Farallon will ever be profitable. Farallon has paid no dividends on its shares since incorporation. Farallon anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Farallon does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Farallon’s board of directors, which will take into account many factors including Farallon’s operating results, financial conditions and anticipated cash needs.

Need for Future Financing

Farallon will need to raise additional financing to complete further feasibility studies for the Campo Morado Property. Furthermore, if the costs of Farallon’s planned exploration programs are greater than anticipated, the Company may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that Farallon will be successful in its efforts to raise these require funds, or on terms satisfactory to it. The continued development of Farallon’s business will depend upon Farallon’s ability to develop its cash flow from operations and reach profitable operations. Farallon currently has no revenue from operations and is experiencing significant negative cash flow. Accordingly, the only other sources of funds presently available to Farallon are through the sale of equity and debt capital. Alternatively, Farallon may finance its business by offering an interest in its mineral properties to be earned by another party or parties carrying out further exploration and development thereof or to obtain project or operating financing from financial institutions, neither of which is presently intended.

If Farallon cannot obtain sufficient capital to fund planned expenditures, its planned operations and exploration programs may be significantly delayed or abandoned. This would have a material adverse effect on Farallon, its business and results of operations, which might result in Farallon not meeting its business objectives.

Economic Risk

The future profitability of Farallon’s operations will be significantly affected by changes in the market price of the metals it mines or explores for. The prices of gold, silver, zinc, copper and lead are volatile, and are affected by numerous factors beyond Farallon’s control. The level of interest rates, the rate of inflation, the world supply of gold, silver, zinc, copper and lead and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of gold, silver, zinc, copper and lead have fluctuated in recent years, and future significant price declines could cause commercial production to be uneconomic and may have a material adverse effect on Farallon’s business, results of operations and financial condition.

No Market for Farallon’s Securities

There is no established market in the United States of America for Farallon’s securities. Accordingly, investors must rely on Canadian equity markets to trade in Farallon’s securities. Such markets might not have the liquidity found in markets in the United States, resulting in investors being unable to dispose of Farallon’s securities.

Dependence on Key Personnel

Farallon’s success is dependent upon the performance of key personnel working in management, supervisory and administrative capacities, or as consultants. These personnel include Dick Whittington, who is the President and Chief Executive Officer of the Company. Farallon does not maintain life insurance or key man insurance for such personnel. The loss of the services of senior management or key personnel could have a material and adverse effect on Farallon, its business and results of operations.

Reliance on Independent Contractors

Farallon’s success depends to a significant extent on the performance and continued service of certain independent contractors. Farallon has contracted the services of professional drillers and other contractors for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on Farallon, its business and its results of operations and result in Farallon failing to meet its business objectives.

Uncertainty of Title to Mineral Claims and Leases

While Farallon has carried out reviews of title to its mining claims and leases, this should not be construed as a guarantee that title to such interests will not be challenged or impugned. The mining claims and leases may be subject to prior unregistered agreements or transfers or native land claims, and title may also be affected by undetected defects. The existence thereof would have a material and adverse effect on Farallon, its business and its results of operations.

Litigation

The Campo Morado Project has been the subject of litigation for over eight years in lawsuits in Canada, the United States and Mexico. Farallon won unappealable decisions in the Canadian and U.S. lawsuits while its successes in the Mexican courts have continued to be challenged with appeals and new suits. While Farallon believes in the merits of its position and case, there can be no certainty of the ultimate outcome. See “Legal Proceedings” in Item 8A below.

On January 2004, a Panamanian company, Wiltz Investment SA. commenced a lawsuit against Farallon’s Mexican subsidiary, Farallon Resources Ltd. and Farallon Resources Corp. The plaintiff's petition is the rescission of the option agreement between Minera Summit de Mexico SA de CV and Farallon Minera Mexicana SA de CV with respect to the rights derived from some of the mining concessions of the Campo Morado Project. The plaintiff is also seeking the vacating of these mining concessions by Farallon, the payment of leasing for the use and exploitation of the mining claims, and the payment of the costs originated by the lawsuit. Farallon filed its response to this action on December 2004 before the Second District Court for the Fifth Circuit in Sonora State. While Farallon believes in the merits of its position and case, the outcome is not currently determinable.

If Farallon is not successful in its defense, there will be delays (which could be substantial) in the development of the Campo Morado Property as appeals and ownership issues are resolved.

Foreign Jurisdiction

The majority of Farallon’s operations and its only mineral property is located in Mexico. Operating in a foreign country, particularly Mexico, usually involves great uncertainties relating to political and economic matters.

To Farallon’s knowledge, there are no governmental regulations, nor are there any necessary approvals, permits or licenses which would preclude Farallon from conducting mining operations on the Campo Morado Project after due compliance with applicable mining permit requirements. Potential future environmental regulations or land claims could, however, have an adverse impact on the profitability or feasibility of Farallon’s project. Farallon is not aware of any specific new or adverse environmental legislation proposed in Mexico. However, it is not possible to assess with certainty the potential impact of possible future regulations.

Competition

The mineral exploration and mining business is competitive in all of its phases. Farallon competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Farallon, in the search for and the acquisition of attractive mineral properties and capable personnel. Farallon’s ability to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Farallon will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

Environmental Risks

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect Farallon’s operations. Environmental hazards may exist on the properties in which Farallon holds interests which are unknown to Farallon at present and which have been caused by previous or existing owners or operators of the properties. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, Farallon’s operations and exploration activities are subject to Mexican laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.

Foreign Subsidiaries

Farallon conducts its operations through foreign subsidiaries and substantially all of its assets, other than cash, are held in such entities. Accordingly any limitation on the transfer of cash or other assets between the parent company and such entities, or among such entities, could restrict Farallon’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Farallon’s valuation and stock price.

Liability for Risks Which Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Farallon may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material adverse effect on Farallon’s financial position and its results of operations. Although Farallon maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Farallon might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event Farallon could incur significant costs that could have a material adverse effect upon its financial condition and its results of operations.

No History of Dividends

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in Farallon’s securities other than possible capital gains.

Difficulty in Enforcing Foreign Judgments Against Farallon

Farallon is incorporated under the laws of a province of Canada and a majority of Farallon’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon Farallon or upon those directors or officers who are not residents of the United States, or to enforce, inside or outside of the United States, any judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgement of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgement was obtained is determined by the Canadian court not to have had jurisdiction in the matter. Furthermore, an original action might not be able to be brought successfully in Canada against any of such persons or Farallon predicated solely upon such civil liabilities.

Fluctuating Foreign Currency Exchange Rates

Farallon raises its equity in Canadian dollars and maintains its financial reporting in U.S. dollars. The Company does hold, from time to time, significant funds on deposit denominated in Canadian dollars and in Mexican pesos. Foreign sales of precious and other metals by Farallon which are carried out in United States dollars make Farallon subject to foreign currency fluctuations which may materially and adversely affect Farallon’s financial operations.

A substantial decrease in the value of the United States dollar compared to the Canadian dollar and the Mexican peso would adversely affect Farallon’s revenue and net income, if any. Farallon does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

Conflict of Interest for Directors

Directors of Farallon also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both Farallon and such other companies. Furthermore, those other companies may participate in the same properties as those in which Farallon has an interest. As a result there may be situations which involve a conflict of interest. In that event, the directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interests of Farallon. If the directors fail to do so, however, there could be material adverse consequences to Farallon, its business and its results of operations.

Failure to Maintain Effective Internal Controls Could Have a Material Adverse Effect on the Company's Operations.

We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our Independent Auditors addressing these assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

Likely PFIC Status Has Possible Adverse Tax Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that Farallon expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Farallon is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Farallon. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis his or her share of Farallon’s net capital gain and ordinary earnings for any year in which Farallon is a PFIC, whether or not Farallon distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

Significant Potential Equity Dilution

At November 25, 2005 there were approximately 5.1 million options and 35.5 million warrants of Farallon outstanding. As a consequence of the passage of time since the date of their original sale and issuance, no options of Farallon remain subject to any hold period restrictions in Canada as of November 25, 2005. Dilutive securities represent approximately 41% of Farallon’s issued shares as at November 25, 2005.

The Company’s Shares are Subject to ‘Penny Stock’ Rules

The SEC has adopted rules (the “Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in ‘penny’ stocks. Penny stocks are equity securities with a price of less than $ 5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system).

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. In particular the statement must contain:

(a)	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

(b)
a description of the broker-dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

(c)	a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

(d)	a toll-free telephone number for inquiries on disciplinary actions;

(e)	the definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

(f)	such other information and be in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer must obtain from the customer a written acknowledgement of receipt of the standardized disclosure document.

The broker-dealer also must provide the customer with:

(a)	the inside bid and offer quotations for the penny stock, or other bid and offer price information for the penny stock if inside bid and offer quotations are not available;

(b)	the compensation of the broker-dealer and its salespersons in the transaction;

(c)	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

(d)	a monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

At the present market prices Farallon’s common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock. Accordingly, United States broker-dealers trading in Farallon’s shares will be subject to the Penny Stock Rules. Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stock. As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of Farallon, if a market for the shares should develop in the United States.

ITEM 4           INFORMATION ON THE COMPANY

A.      History and Development of the Company

Name, Incorporation and Offices

Farallon is a natural resource exploration company incorporated on July 4, 1991, pursuant to the Company Act of the Province of British Columbia, Canada under the name “Farallon Resources Ltd.” by registration of its memorandum and articles of association. On December 5, 1991, Farallon’s common shares were listed for trading on the TSX Venture Exchange (formerly the Vancouver Stock Exchange). Effective October 30, 1997, Farallon’s common shares began trading on the TSX (formerly the Toronto Stock Exchange).

Farallon Minera Mexicana SA de CV (“Farallon Minera Mexicana”), Farallon’s only operating subsidiary, was incorporated in Mexico on November 10, 1994, and holds title to the Mexican mineral interests.

Farallon has incorporated wholly owned holding companies under the laws of the United States and the British Virgin Islands, as described under Item 4.C below.

Farallon’s head office is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. Farallon’s legal registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

History

The Campo Morado Project

Farallon is engaged in the exploration of the Campo Morado Project, located in Guerrero State, Mexico. The Campo Morado Project is the Company’s only material mineral property.

The Campo Morado Project covers an area of approximately 11,563 hectares and is comprised of the following Concessions granted by the Mexican government through the Consejo:

Name of Concession	Type of Concession
Reduccion La Alina	Exploitation
Campo Morado	Exploitation
2a Reduccion Farallon	Exploitation
Reduccion El Mil	Exploitation
La Trinidad	Exploration

The Campo Morado Project contains former mines that produced (from the early 1900’s) gold, silver and lead from oxidized massive sulfide deposits.

Acquisition of the Campo Morado and La Alina Concessions

The Company acquired the Campo Morado and La Alina Concessions pursuant to an option agreement (the “Option Agreement”) finalized in January 1996 among Messrs. Alvaro J. Villagrán Garcia, J. Pedro Villagrán Garcia and J. Pedro Villagrán Ochoa (collectively the “Villagráns”) and their company Minera Summit de Mexico SA de CV (“Minera Summit”), as optionor, and its subsidiary Farallon Minera Mexicana, as optionee. Under the terms of the Option Agreement, Farallon Minera Mexicana SA de CV was granted the exclusive option (the “Option”) to acquire from Minera Summit a 100% interest (subject to what is effectively a sliding scale 3% net profits royalty to a government entity) in the Campo Morado. The Campo Morado and La Alina Concessions were exploration concessions at the time the parties entered into the Option Agreement. The Option Agreement was negotiated at arm’s length. Subsequent to the signing of the Option Agreement the Villagráns were appointed to Farallon’s board of directors in 1998 and remained on Farallon’s board until March 2002.

Minera Summit won the Campo Morado and La Alina Concessions on October 31, 1994 in an open bid process whereby interested parties were invited to propose an exploration program for the Campo Morado and La Alina Concessions for consideration by the Dirección General de Minas (“Minas”), which considered the bids with a view to, among other things, the best interests of furthering the mineral wealth of Mexico. The proposal of Minera Summit was chosen and the Campo Morado and La Alina Concessions were conditionally granted to it. Minera Summit’s agreement with the Consejo (the “Consejo Agreement”) respecting the Campo Morado and La Alina Concessions required a minimum expenditure of 14.7 million pesos on staged exploration over a three-year period ending September 14, 1997. This expenditure requirement had been met and exceeded by January 1997.

Under the Option Agreement, Farallon was required to pay to Minera Summit the aggregate sum of $1,235,388 over the staged programs under the bid (which has been paid) and issue 750,000 shares of Farallon (which have been issued) to earn the 100% interest in the Campo Morado and La Alina Concessions. A potential further issuance of 750,000 shares is issuable dependent on the amount of recoverable gold equivalent (gold and silver only) if, as and when determined by a feasibility study.

Farallon Minera Mexicana completed the three stage exploration program which the Consejo required to be completed in order to satisfy the minimum expenditure requirements under Minera Summit’s agreement with the Consejo and the Option Agreement. Stage One was primarily comprised of a review of the previous work done on the Campo Morado and La Alina Concessions, including examination of the 33 mineral occurrences known at that time as well as reviewing mine topography, mine geology and surface topography, and examining drainage and previous sampling information. The cost of work required in Stage One was 48,760 pesos ($3,650). Stage Two was comprised of road construction, more detailed geological mapping, underground rehabilitation, assessment of the topography of old mine workings, airborne geophysical and radiometric surveys, metallurgical research and test work, construction of new topographic and orthophotographic maps, and drill mobilization. The cost of work required in Stage Two was 4,037,150 pesos ($538,000). Stage Three was comprised of the reconditioning of existing mine workings, detailed geological mapping, further lithogeochemical (rock) sampling and diamond drilling as well as additional sampling, analysis, interpretation, and metallurgically-related engineering. The expenditure required for Stage Three was 4,933,000 pesos ($658,000). Other general investment in the Campo Morado and La Alina Concessions, comprising the establishment of camp facilities, transportation, professional services, labour, payroll taxes and contingencies, was to total 5,681,090 pesos ($758,000). The total costs of Farallon’s programs were well in excess of the required expenditures, and the Consejo accepted the transfer of title of the concessions from Minera Summit to Farallon Minera Mexicana on January 10, 1997.

Under the terms of the Option Agreement, if and when Farallon completes a feasibility study (the “Feasibility Study”) with respect to the Campo Morado and La Alina Concessions, Farallon will be obligated to issue to Minera Summit up to 750,000 additional common shares of Farallon. The number of shares issuable will be based on the value of the Campo Morado and La Alina Concessions as assessed in an independent calculation of the property’s “Recoverable Gold Equivalent Ounces” from the Feasibility Study. For these purposes, “Recoverable Gold Equivalent Ounces” means economically recoverable, net payable, gold ounces after smelting deductions for gold and silver ounces (with silver ounces converted to gold equivalent at the then-prevailing prices for gold and silver) from any mineable reserves on the property and any other property of Farallon within a defined Area of Influence (as defined in the Option Agreement and which includes all Concessions comprising the Campo Morado Project). The Option Agreement also acknowledges that the Campo Morado and La Alina Concessions could be subject to moral claims of some previous investors, who had invested money in certain private companies that had sought an interest in Campo Morado prior to Farallon’s involvement in the Campo Morado and La Alina Concessions. In 1996, Farallon purchased 97% of the shares of the private companies from those investors, for an amount of approximately $578,000. Farallon also agreed to waive Minera Summit’s obligation to contribute one-half of the private company share purchase amount, as consideration for the continuing and future assistance being provided to Farallon by the Villagráns in Mexico, and for Minera Summit consenting to Farallon acquiring all the private company’s shares. All of the investors in the defunct private companies were at all times at arm’s-length to Farallon.

Acquisition of the La Trinidad Concession

Farallon Minera Mexicana won the La Trinidad Concession on November 16, 1999 in an open bid process. Interested parties were invited to propose a purchase price for consideration by the Direccion General de Minas, which would be reviewed with a view to, among other things, determine the maximum bid and ensure that it exceeded a minimum bid set by Minas. The bid of Farallon Minera Mexicana was chosen and the La Trinidad Concession was granted to Farallon Minera Mexicana. The purchase price of the Concession was $150,000 of which 60%, or $90,000, was paid on November 16, 1999. The remainder of the purchase price (40% or $60,000) was paid prior to November 16, 2000. The Minas retains a sliding scale 3% net profits royalty on the Concession.

Exploration Programs

During the period of 1995-2000, Farallon conducted exploration, including geological, geophysical and geochemical surveys as well as diamond drilling in 320 holes totaling 64,211 meters. In 2004, Farallon completed a resource estimate based on the drilling that had been completed to 2000, and then carried out a 15,000 meter core drilling program that included holes for exploration, resource definition and metallurgical sampling. In 2005, a three phase “proof of principle” metallurgical program and approximately 44,000 meters of drilling has been completed. Further metallurgical testwork and drilling is underway, as well as preliminary engineering and socioeconomic studies.

Capital Expenditures

Farallon has not made any material capital expenditures or divestures in any of the last three financial years and no material capital expenditures or divestitures are currently in progress. However, the Company is proceeding on its exploration program.

Takeover Offers

Farallon is not aware of any indication of any public takeover offers by third parties in respect of Farallon’s common shares, which have occurred during the last or current financial years.

B.      Business Overview

Farallon’s Business Strategy and Principal Activities

Farallon is an exploration stage company focused on exploring the Campo Morado Project. Farallon has undertaken the following activities in connection with the implementation of its business plan.

During the period from 1995 to 2000, Farallon conducted exploration, including diamond drilling and geological, geophysical and geochemical surveying, at the Campo Morado Project. This exploration included diamond drilling of 320 drill holes, totalling 64,200 meters.

During the period from 2001 to 2003, Farallon placed the Campo Morado Project in care and maintenance status, pending resolution of litigation regarding Farallon’s ownership of the Campo Morado Project. During this period, only routine exploration activities of a minor nature were undertaken with all site buildings and assets being kept in a secure and ready state in anticipation of resolution of the litigation.

For a description of the litigation, see Item 8A "Legal Proceedings". Decisions on legal actions in British Columbia and Nevada were in Farallon’s favor, and proceedings in Mexico were dismissed.

In July 2004, Farallon completed an estimate of the mineral resources at Campo Morado as outlined by the 1995-2000 programs, and re-initiated metallurgical studies and site exploration. The results of the resource estimate are presented in Item 4D of this Registration Statement under the heading “Property, Plants and Equipment”.

A $2.4 million drilling program, totalling approximately 15,000 metres of large diameter core holes, took place from August 2004 to December 2004. The phase one drilling program was designed to further delineate and extend the resources outlined at the Campo Morado Project and to obtain samples for metallurgical testing. Most of the exploration drilling tested the El Largo deposit and most of the drilling to obtain metallurgical samples took place at the Reforma and Naranjo deposits.

Farallon began another phase of exploration and engineering studies in early 2005. The 2005 program, including 45,000 meters of drilling designed to expand and upgrade the mineral resources and provide necessary data for the completion of a pre-feasibility study. Pilot plant testing of the flow sheet for metallurgical process has been successfully completed. Engineering studies, including further metallurgical testwork, and drilling is underway. The forecasted cost for the 2005 program, including administration, is $15.2 million.

To the end of June 2005 (end of the fiscal year), approximately 27,800 meters of drilling and substantial metallurgical testwork was completed, and scoping engineering studies were underway, at a cost of approximately $7.0 million. To early November, approximately 44,000 meters of drilling had been completed in the 2005 calendar year. Assay results from drilling to early November are presented in Item 4D of this Registration Statement under the heading “Property, Plants and Equipment”. Figure 3 shows the location of the drill holes from the 2004 and 2005 programs. A new estimate of the resource for the El Largo deposit was completed in June 2005 and is shown in Table 4d. New estimates of the resources in the Reforma, El Rey and Naranjo deposits were completed in September and are shown in Tables 4a, 4b and 4c, respectively. In June 2005, a new deposit was discovered at G-9 and drilling since that time has mainly been focused in that area. In November 2005, a preliminary estimate of the resources at G-9 was announced and is shown in Table 5. Assays results for the other deposits drilled in 2004 are listed in Table 3. Assays results for the other deposits drilled in 2005 are listed in Table 6.

In preparation for the pre-feasibility study, Farallon has embarked upon a series of scoping level option investigations in order to ensure the most optimal Mine Development Alternative. These investigations have been scheduled for the period February 1, through November 30, 2005. The ten months of mine option analyses are forecast to cost $5.6 million and include:

•	Re-estimation of all mineral resources, including information from 2004 and 2005 drill holes.
•	Investigation of various mine/process throughput rates commencing with a 3,500 tonne per day (tpd) base case, and optional throughputs to 1,000 tpd.
•
Review of several underground mining developments schemes utilizing a variety of mining methods and equipment to achieve the various throughputs. Mine development schemes will investigate what is the most cost effective deposit to mine first, the best progression for the development of the deposits and the best portal locations for easy access and efficient operations.

•
Process testwork, analysis and environmental considerations of froth flotation, hydrometallurgy and a combination of the two. The results of the test work will be used to define and establish design parameters of the most optimal process for treating the Campo Morado mineralization.

•
Waste management investigations designed to maximize the recycle of process water as well as minimize the amount of tailings solids to be stored. Tailings solids will be tested for applicability to methods of backfilling the mine.

•	Acid Rock Drainage/Metal Leaching (ARD/ML) static and kinetic test work to determine the reactivity of mine/process discharge products. Then review of any required mitigation procedures.
•	Study access road and power transmission corridors and estimate, at a scoping level, the cost of an access road and the power transmission/transformation.
•	Compile demographic information and conduct socio-economic reviews to determine the skills and availability of local workers and the impact of the project on the local population.
•
Conducting geotechnical investigations comprised of excavating test pits and drilling core holes. These studies are designed to provide information for determining the rock strength and characteristics for mining and construction. Hydrogeological testing will be included.

•	Gathering of meteorological and hydrology information so the water resources can be calculated.

Upon completion of the options analyses expected in November 2005, the most optimal Mine Development Alternative comprising mining, process plant, waste management facilities and infrastructure requirements will be engineered and cost estimated in a pre-feasibility study. The study is expected to take six to eight weeks to complete and cost about $402,000 (C$500,000).

Bateman Engineering of Australia has been retained to review the results from the various studies and compile the pre-feasibility report. The targeted completion date for the Pre-feasibility Study is the first quarter of 2006.

In the event that Farallon receives a positive pre-feasibility study that exhibits the required technical feasibility and sufficient economic viability, Farallon plans to commence work towards completing a final feasibility study. This work is expected to include the following activities and objectives:

•	Additional deposit drilling and/or underground investigations that will result in placing sufficient mineralized material into measured classification (ore reserves).

•	Additional metallurgical tests and process investigations so that detailed engineering design can be conducted.
•	Achieving sufficient environmental and socioeconomic acceptance such that the project will readily obtain all the required certificates and permits.
•	To provide the engineering details, performance evaluations and estimated rates of return that bank financing can be obtained.

The feasibility work is presently expected to take up to two years and cost about $16 million (C$20 million), and be directed toward a mine start-up in 2009, in the event that a bankable feasibility study is concluded.

Employees

Farallon has approximately eight full-time employees, each of whom is employed at the Farallon's offices in Mexico. Substantially all of Farallon’s management, administrative and geological exploration activities are carried out pursuant to a geological and administrative services agreement with Hunter Dickinson Inc., as described below.

Geological and Administrative Services Agreement with Hunter Dickinson

Substantially all of the management services of Farallon are provided to it by Hunter Dickinson Inc. ("HDI") pursuant to a geological and administrative services agreement dated December 31, 1996. The majority of the directors of Farallon are also directors of HDI. HDI is one of the larger independent mining exploration groups in North America and as of November 25, 2005, employed or retained approximately 90 staff or service providers substantially on a full-time basis. Of these:

- approximately 40% are professional technical staff (a large majority of whom have accreditation as a professional engineer or professional geoscientist);

- approximately 15% are professional accountants (the majority of whom have professional accreditations); and

- approximately 45% are administrative, office or field support personnel.

HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico, China and South Africa. HDI allocates the cost of staff input into projects, including Farallon’s projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by management to be at a cost that is competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including Farallon) for as long as HDI’s services are being retained by such participating company, however a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice.

Competition

Farallon competes with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel. Many of the mineral resource exploration and development companies with which Farallon competes have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Mineral Licenses

Farallon’s mineral properties in Mexico are comprised of Exploitation and Exploration Concessions granted by branches of the Mexican government. These Exploitation and Exploration Concessions and Farallon’s obligations under Mexican mining law that govern the exploration of its mineral properties are described below in Item 4.D of this Registration Statement. The ability of Farallon to continue its operations at the Campo Morado Project are dependent on Farallon keeping its claims in good standing and in securing and maintaining the necessary exploration and exploitation approvals, permits, and licenses. To date Farallon has been successful in securing these approvals, permits and licenses, but there can be no certainty that it will continue to be so.

C.      Organizational Structure

Farallon operates directly and through its subsidiaries as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership interest
Summex Exploration Co., Ltd.	Nevada, USA	100%
Farallon Holdings Inc.	Washington, USA	100%
Farallon Resources Inc.	Washington, USA	100% (held through Farallon Holdings Inc.)
Farallon Resources Corp.	British Virgin Islands	100%
Farallon Minera Mexicana, SA de C.V.	Mexico	100% (1 share held by Laura Cristina Diaz Nieves)
Grupo Minero HD SA de CV	Mexico	100% (1 share held by Laura Cristina Diaz Nieves)
Grupo Minero Farallon SA de CV	Mexico	100% (1 share held by Laura Cristina Diaz Nieves)
Minas De Arcelia SA de CV	Mexico	100% (1 share held by Laura Cristina Diaz Nieves)

D.      Property, Plant and Equipment

The Campo Morado Concessions

Both the Dirección General de Minas and Consejo de Recursos Minerales are branches of the Coordinación de Minas of the Secretaría de Economía, Mexico. The Dirección General de Minas grants and controls mining claims. The Consejo de Recursos Minerales (“Consejo”) is a decentralized entity with independent legal capacity under the Mexican Federal Ministry of Energy, Mines and Governmental Industry. The Consejo is obligated, under the “Mining Law of Mexico”, made effective September 25, 1992, to identify and record the potential mineral resources of Mexico and to assist the government with the promotion and development of such resources and determine which should be made available as Concessions. The Consejo also does exploration work and stakes mineral claims, which eventually are sold to companies or individuals in exchange for option payments as well as finder’s fees, like Campo Morado and La Trinidad claims.

Mineral rights are granted as Exploration Concessions or Exploitation Concessions, as described below:

Exploration Concessions
Exploration Concessions (claims) are able to be located to an unlimited size and are valid for up to six years with no extension. An annual surface tax is payable based on the area. Exploitation (commercial mining) is prohibited on exploration concessions. All rights of way must be negotiated with surface/land owners.

Exploitation Concessions
Exploitation concessions (claims) are to be located to an unlimited size and are valid for fifty years, renewable for an additional fifty years. An annual surface tax must be paid and additionally an investment or production from the concession in accordance with a sliding scale based on the area and age of the claim must be demonstrated. Surface owners must be compensated for any losses and the agreements are negotiated separate. Water encountered by mining generally goes to the mine.

The Campo Morado Project is comprised of the following Exploration and Exploitation Concessions:

Table 1: Mineral Tenure
Concession		Title		Area
Type	Concession Name	Number	Ownership	(hectares)	Expiry Date
Exploitation
	Reduccion La Alina	219148	100%	4,631	March 1, 2051
	Campo Morado	213074	100%	1,111	March 1, 2051
	2a Reduccion Farallon	218979	100%	1,821	January 27, 2053
	Reduccion El Mil	219874	100%	1,250	April 28, 2053
Exploration
	La Trinidad	210718	100%	2,750	November 16, 2005*
Total Land Holdings (hectares)				11,563

Farallon obtained the Campo Morado Exploitation Concession on March 2, 2001. The new Campo Morado title resulted from the conversion of previously held Exploration Concession Campo Morado (201017).

Farallon filed an application to reduce the Farallon concession from 14,145 hectares to 5,345 hectares in 1999 and on May 31, 2000 the new exploration title (211550) for Reduccion Farallon was received. On June 29, 2001, Farallon filed an application before the Mining Agency in Puebla in order to obtain an reduction of area with respect to the Reduccion Farallon mining claim, located in the Municipality of Arcelia, Guerrero with a new surface area of 1,820 hectares and a new name of 2A Reduccion Farallon. The above-mentioned application was admitted under File Number 5/2.4/613 of the Mining Agency. On January 28, 2003, Farallon was issued Exploitation Title 218979 for the 2a Reduccion Farallon Concession.

On June 29, 2001, Farallon filed an application before the Mining Agency in Puebla in order to obtain a reduction of surface area with respect to the El Mil mining claim, located in the Municipality of Arcelia, Guerrero with a new surface area of 1,250 hectares and a new name of Reduccion El Mil. The above-mentioned application was admitted by the Mining Agency under File Number 05/2.4/612 On August 23, 2002, Farallon was issued Exploration Title 214969 for the Reduccion El Mil.

On February 14, 2003, Farallon was issued Exploitation Title 219148 for the Reduccion La Alina Concession. The new Reduccion La Alina title resulted from the conversion of previously held Exploration Reduccion La Alina (219148). On April 20, 2003, Farallon was issued Exploitation Title 219874 for the Reduccion El Mil Concession.

*Application has been made to take the La Trinidad to an Exploitation Concession. This process takes about one month at which time a new title number will be received. The Direccion General de Minas retains a sliding scale 3% net profits royalty on the La Trinidad Exploration Concession.

Reclamation Bonds and Permits

Mexican Environmental Law requires Farallon to submit a Preventive Report to the Mexican National Institute of Ecology (or “INE”) before it commences exploration activities on the Camp Morado Project. This report provides the government with Farallon’s plans for developing the project and what actions it will take to minimize impacts to the environment. An independent environmental consultant who is registered with and approved by INE must submit the Preventive Report. The INE reviews the Preventative Report to ensure that the information fulfils the requirements of Mexican Environmental Laws. This report must be approved before a permit is granted. Originally the INE granted environmental permits, but more recently, this activity has been redirected to another agency under the Subdirection of Management for Environmental Protecion (SEMARNAT), called General Direction of Environmental Impact and Risk. The Environmental Permit authorizes Farallon to proceed with its exploration activities, in compliance with the requirements imposed by the Environmental Permit, for two years after the permit's date of issue.

The original project permit for the Campo Morado project was submitted on April 2, 1995, and was renewed on November 22, 2002. An October 19, 2004 submission for a further extension to the environmental permit was approved, and the permit was extended to November 14, 2006. The permit covers the property during the exploration phase only and allows for certain disturbances, including:

1.	Rehabilitation of old roads.
2.	Rehabilitation of underground workings.
3.	Development of new access roads.
4.	Development camp and other facilities.
5.	Development of exploration pits.
6.	Development of surface drill pads.
7.	Development of underground drill pads.
8.	Development of surface drill holes.
9.	Development of underground drill holes.
10.	Development of surface roads, drill pads, camp and other facilities.
11.	An endangered species and reforestation study and for all the abandoned areas to be reclaimed.
12.	Oil and fuel spills have to be avoided or reclaimed, and spent lubricants have to be stored and shipped to a recycling facility.
13.	Noise and air pollution standards have to be met.
14.	No hunting or collection of flora and fauna is allowed.

No reclamation bonds have been required so far but it is expected that the next exploitation phase would require a “change of use of land” permit with accompanying reclamation and reforestation bonds.

The Company's current exploration plans will be conducted in compliance with the current permit and the costs of compliance are included within the current exploration budgets.

Accessibility, Climate, Local Resources and Physiography

The Campo Morado Project is located in Guerrero State, Mexico, 160 kilometers southwest of Mexico City and 155 kilometers north of Acapulco (Figure 1). From the city of Iguala, Highway 95 leads west to the village of Teloloapan where roads extend south for approximately 65 kilometers to the project site. The total travel time from Mexico City to the Property, largely by paved roads, is about six hours. Farallon has upgraded access roads to the Property. A map showing the location and access to the Campo Morado Project is provided below:

The small village of Campo Morado is close to the old Reforma Mine located on the property. The nearest electrical power and telephone services are in the village of Ixcatepec, approximately 15 kilometers north of the property.

Topography in the area of the property is moderately steep to locally rugged, with elevations ranging from 600 to 1,700 meters above sea level. Cultivated valley bottoms and grassy hillsides form much of the landscape. The climate in the area is generally dry and warm from December through May.

Temperatures are cooler during the rainy season, which begins around the end of May and lasts through November. The heaviest rains are generally in the latter part of July and early August.

History

The area of the Campo Morado Project covers a number of known mineral occurrences with history dating back to 1898, when the Reforma deposit was first discovered. Early exploration was done by underground drifting. At the Reforma Mine, a total of six levels of underground development exist over a vertical distance of 180 meters and a horizontal distance of about 900 meters.

Earliest production was from a small high-grade silver vein near the current third level. In 1903, more massive oxide ore (minerals from which sulfur has been partially or completely removed by the action of surface water and oxygen), bearing gold and silver, was found while tunneling on that level. Later that year, a 30 ton smelter was put into operation on the site. Operations ceased around the time of the Mexican revolution of 1912. Sporadic mining occurred from 1920-1927 and from 1937-1940, during which time most of the remaining high grade oxide ore was mined from the Reforma Mine along, with a small amount of sulfide ore, as well as minor amounts of oxide ore from nearby deposits.

A total of approximately $1.2 million reportedly was spent on the Campo Morado Property during the period of 1973 to 1977 by Minerals Exploration Corporation and its successor, Molycorp. In 1986, the Consejo carried out 1:50,000 scale regional mapping and photo-interpretation; this work included the mapping of 16 prospects in the Campo Morado area, and another 17 in the area around Achotla.

Farallon initiated an intensive work program in mid-November 1995, including rehabilitation of access roads and underground workings; a regional, airborne geophysical survey; regional and detailed geological mapping; stream and soil geochemical surveys; camp construction; and production of topographic and orthophotographic maps. Using the extensive geophysical, geochemical and geological data bases, geological staff created geological models, and used alteration vectors and gravity anomalies to discover the Naranjo, El Largo, El Rey, G-9, El Profundo and Estrella de Oro deposits. These deposits do not have a surface expression and occur below unmineralized, younger rocks. South of these discoveries, detailed geological mapping identified similar recurring rock units and alteration zones that are coincident with strong multi-element soil geochemical anomalies. To further refine targets for drilling and to ascertain its effectiveness, a test gravity geophysical survey, utilizing computer terrain modelling technology, was completed over the known massive sulfide deposits. All of the known deposits were identified by the survey. Due to the success of the test program, the gravity survey was expanded to cover all prospective zones. A total of fifteen anomalies were located within the area surveyed. Of these 15 anomalies, eight are associated with known mineralization and deposits and the remaining seven are interpreted as potential new deposit targets.

From June 1996 through May 1998, Farallon completed a drill program, consisting of 320 core holes designed for exploration, delineation and engineering studies testing previously known and new precious and base metals targets over an area of 10 kilometers by 5 kilometers.

Farallon also initiated mine planning studies and other related metallurgical engineering, environmental and technical programs required for a well-planned mineral resource development. During 1997, eight geotechnical holes totaling 2,232 meters and two geotechnical holes, totaling 600 meters, were completed at the Reforma and Naranjo Deposits, respectively. These holes provided an accurate geotechnical assessment of ground conditions in the hanging wall and footwall to the massive sulfide horizons, where mine services and stope developments would be located. Preliminary analysis of this data indicates underground opening widths within the Reforma and Naranjo sulfide horizons may be 9 meters and 21 meters, respectively, permitting the use of large underground mining equipment in conjunction with low cost mining methods.

In 1997 and 1998, Farallon completed extensive mineralogical studies and bench scale flotation and hydrometallurgical testing using 1997 drill core samples from Reforma, Naranjo, El Largo and El Rey deposits to assess process conditions for the recovery of base and precious metals.

In November of 1999, Farallon Minera Mexicana acquired the 2,750-hectare La Trinidad Concession in an open bid process from the Direccion General de Minas. The La Trinidad Concession is located 9 kilometers northwest of the Reforma deposit and is accessible by a series of gravel roads from the pueblo of Campo Morado.

Exploration activities carried out on the La Trinidad Concession in early 2000 included detailed geological mapping at a scale of 1:2,000, detailed soil geochemical surveys and acquisition, re-logging and re-sampling of drill core from the 1996 drill program by Consejo. Detailed geological mapping confirmed that the geological setting of the La Trinidad area and the presence of polymetallic massive sulfides at the same stratigraphic levels as Campo Morado. In addition, a previously unknown exposure of weathered massive sulfide was discovered during the program.

Re-logging and re-sampling of the Consejo drill core resulted in the identification of narrow zones of massive sulfides and extensive zones of sulfide stringer mineralization within the volcanic rocks of the Campo Morado Formation. Based on Farallon’s previous experience in the Campo Morado area, these preliminary results are seen as very favourable indications of the potential presence of polymetallic massive sulfide deposits in the La Trinidad Concession.

Routine exploration activities of a minor nature were undertaken in 2001-2003. The property was in a care and maintenance status with all site buildings and assets being kept secure and in a ready state in anticipation of receiving a favourable decision by courts in various legal actions in British Columbia, Nevada and Mexico. Further details on the legal actions are described in Item 4B under “Business Overview” and Item 8A under “Legal Proceedings”. Previous decisions on legal actions in British Columbia and Nevada were in Farallon’s favour, and proceedings in Mexico were dismissed.

A $2.4 million drilling program was carried out in 2004, designed to further delineate and extend the resources outlined at the Campo Morado Project and to focus on the Estrella de Oro, El Largo and G-9 blocks. Approximately 15,000 meters of large diameter core was drilled, including 40 holes at El Largo, two holes at Estrella de Oro and 5 holes at the G-9. In addition, 20 metallurgical bulk sample holes were drilled at the Naranjo and Reforma deposits.

The 2005 drilling program is still underway. To early November, approximately 44,000 meters have been drilled at the El Largo, El Rey, G-9, Estrella de Oro, Naranjo and Reforma deposits, and other target areas.

A summary of the drilling at each deposit or zone at Campo Morado by Farallon since 1996 is tabulated below:

Table 2: Drill Hole Summary
Year	Zone	# Drill holes	Metres
1996	El Rey	2	330.40
	La Lucha	13	1,629.15
	Naranjo	64	11,876.72
	Reforma	80	14,683.66
	Reforma Southeast	3	551.08
	San Rafael	3	602.59
	Subtotal 1996	165	29,673.60
1997	El Largo	29	7,884.08
	El Rey	25	4,505.02
	G-9 Gravity Anomaly	4	1,847.39
	La Lucha	3	746.76
	Naranjo	26	7,020.77
	Reforma	9	2,232.04
	San Rafael	3	875.37
	Subtotal 1997	99	25,111.43
1998	Estrella de Oro	3	706.55
	Gravity Anomalies	7	2,362.81
	Reforma North	1	129.84
	Subtotal 1998	11	3,199.20
2004	El Largo	40	10,158.17
	Estrella de Oro	2	525.21
	G-9 Gravity Anomaly	4	1,634.62
	Naranjo	14	3,919.31
	Reforma	6	1,461.75
	Subtotal 2004	66	17,699.06
2005	El Largo	26	6,422.15
	El Rey	14	3,249.89
	Engineering	7	417.75
	G-9	43	19,302.76
	Estrella de Oro	14	3,013.86
	El Profundo	4	1,819.05
	Naranjo	3	1,124.10
	Reforma	13	3,603.77
	G-10	5	2,220.77
	Subtotal 2005	104	37,616.41
By Zone	El Largo	92	23,551.83
	El Rey	41	8,085.31
	G-9	51	22,784.77
	Naranjo	107	23,940.90
	Reforma	108	21,981.22
	Estrella de Oro	19	4,245.62
	El Profundo	4	1,819.05
	San Rafael	6	1,477.96
	La Lucha	16	2,375.91
	G-10	5	2,220.77
	Other	17	3,461.48
	TOTAL	475	144,516.34

Geological Setting

The Campo Morado district is located in the Sierra Madre del Sur range in the northeastern part of the state of Guerrero, Mexico. Precious metal-rich, volcanic associated massive sulfide deposits occur in a sequence of felsic to intermediate flows and tuffs, and heterolithic fragmental rocks at Campo Morado. Most occurrences are in the upper part of the sequence of felsic volcanic rocks or at their contact with overlying, fine-grained, sedimentary rocks. Each deposit is comprised of one or more massive sulfide lenses.

A major thrust fault along the axial zone of a recumbent anticline separates the overturned Reforma and El Rey deposits from the upright Naranjo and El Largo deposits. In a thrust plate to the south of the Naranjo and El Largo deposits, the La Lucha, San Rafael and G-9 massive sulfides occur at the same stratigraphic level as the Naranjo deposit. Late extensional faults offset massive sulfide deposits by up to several tens of meters.

Mineralization

Within the area, there is a belt of favourable stratigraphy that trends roughly northeast-southwest and hosts more than 20 known massive sulfide showings and past producers. At least 16 of these showings or deposits are located on the Campo Morado property (Figure 2) in what is called the Campo Morado Volcanogenic Massive Sulfide Belt.

The massive sulfide horizons principally comprise fine-grained pyrite (iron sulfide) and, in decreasing order of abundance: sphalerite (zinc sulfide), chalcopyrite (copper-iron sulfide), galena (lead sulfide), tetrahedrite (copper-antimony sulfide)-tennantite (copper-arsenic sulfide), arsenopyrite (iron-arsenic sulfide), marcasite and pyrrhotite (other iron sulfides), traces of tin minerals, electrum (gold alloy containing 20% or more silver) and gold. The base metal sulfides are found as discreet mineral grains, or more frequently, as infill mineralization between or within pyrite grains.

The main deposits outlined by exploration are described in more detail below:

Reforma Deposit

The deposit is located in the northern part of the trend. It occurs at the top of the overturned Campo Morado felsic volcanic unit. The massive sulfide body consists predominantly of pyrite with variable amounts of quartz and ankerite, and minor to moderately abundant copper, zinc and lead sulfides. Much of the deposit is zoned, including:

•	an upper zinc-lead sulfide rich zone
•	a central iron sulfide-rich zone grading upwards to a iron-zinc sulfide zone
•	a lower copper-rich zone.

Significant gold and silver mineralization occurs in the upper zone. Laterally, the central zone diminishes in thickness and the upper and lower zones merge.

Drilling in 2004 and 2005 at Reforma has been carried out, primarily, to obtain samples for metallurgical testing; however, the information from these holes has been added to the deposit database. Drill hole location are show in Figure 3.

The Reforma drill hole database consists of 110 diamond core holes with a total drilled length of 21,154 metres. Drill hole spacing in the deposit is approximately 50 metres. Geological modeling shows that the main Reforma sulfide body has a tabular shape, striking east-west and dipping to the south with an average angle of 40°. The main body is about 760 metres along strike, extends 60 to 350 metres in the dip direction and is 2 to 50 metres thick. This sulfide body is penetrated by 76 drill holes and has excellent continuity. An estimate of the current resources in the deposit drilling is included in Table 4a.

El Rey Deposit

The El Rey deposit, located 200 meters southwest of the Reforma deposit, appears to be overturned. The massive sulfides occur structurally beneath rocks of the Campo Morado felsic volcanic unit. The rock sequence and structural setting is similar to that of the Reforma deposit.

The deposit is also cut by several faults: the main fault dips to the northeast and has an offset of a few tens of meters. The El Rey massive sulfide is also zoned, and includes a gold, silver, zinc and lead-rich zone that occurs near the bottom of the deposit.

The El Rey deposit has been explored by further drilling in 2005 (see Figure 3). The El Rey drill hole database consists of 42 diamond core holes with a total drilled length of 8,496 metres. Drill hole spacing in the deposit is approximately 50 metres. The primary El Rey sulfide body is tabular in shape and nearly horizontal; it extends about 250 metres in the east-west direction, 200 to 250 metres in a north-south direction and is 2 to 35 metres thick. It has been penetrated by 26 drill holes and has good continuity. An estimate of the current resources in the deposit is included in Table 4b.

Naranjo Deposit

The Naranjo deposit is located approximately 700 metres south of the El Rey deposit. The Naranjo massive sulfide lens thickens to nearly 80 meters near its southern end. Many aspects of the deposit are similar to Reforma deposit, but the metal zonation is not as sharply developed. The sequence includes:

•	an upper zinc-lead sulfide rich zone with high gold and silver values
•	a central low to moderate copper and zinc values
•	a lower zone of predominately copper or less commonly zinc and gold values.

Beneath the massive sulfide body, there is a replacement and stockwork alteration and vein system containing pyrite and quartz, and locally abundant copper and zinc sulfides and chlorite.

Drilling in 2004 and 2005 at Naranjo has been carried out, primarily, to obtain samples for metallurgical testing; however, the information from these holes has been added to the deposit database. Drill hole location are show in Figure 3.

The current database for Naranjo consists of 107 diamond core holes with a total drilled length of 23,941 metres. Drill hole spacing in each deposit is approximately 50 metres. The Naranjo deposit is comprised of two main sulfide bodies, generally striking east-west and dipping to the south at an average angle of 17°. The largest body is 75 to 240 metres along strike, about 500 metres long in the dip direction, and 5 to 75 metres thick. It is penetrated by 31 drill holes and has good continuity. The second body is penetrated by 9 drill holes. An estimate of the current resources in the deposit drilling is included in Table 4c.

El Largo Deposit

The El Largo massive sulfide deposit is located near the southern end of a 1.5 km long ridge, about 100 metres west of the Naranjo deposit.

A significant portion of the drilling carried out at Campo Morado in 2004 and early 2005 was focused on the El Largo deposit. Drill hole locations are shown in Figure 3.

The El Largo drill hole database consists of 87 diamond core holes with a total drilled length of 22,770 meters. Drill hole spacing in the deposit is approximately 50 meters. Geological cross sections were used to construct a three dimensional model for the deposit, which is comprised of one primary sulfide body and nine smaller mineralized bodies. The primary sulfide body has excellent continuity, and extends over 700 meters in length, 50 to 200 meters in width, and 10 to 100 meters in thickness. A current estimate of the resources in the El Largo deposit is included in Table 4d.

Estrella de Oro Deposit

The Estrella de Oro deposit occurs 200 meters west of the El Largo deposit at the same level in the rock sequence. Three holes had been drilled at this zone prior to 2004. Two holes were drilled at the Estrella de Oro deposit in 2004 (See Figure 3 and Tables 3 and 6). Additional drilling is planned as part of the latter part of the 2005 program.

Table 3: 2004 Drill Results Estrella de Oro Deposits
Drill Hole Number	Deposit	From (meters)	To (meters)	Interval (meters)	Interval (feet)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Purpose
324	Estrella de Oro	104.00	108.00	4.00	13.1	0.34	171	0.67	2.37	5.95	Exploration
326	Estrella de Oro, no significant results, did not intersect massive sulfides.										Exploration

G-9 Deposit

The G-9 deposit (Figure 3) occurs 700 meters to the south of the Naranjo deposit. The outlined dimensions of G-9 to early November 2005 are approximately 500 meters by 250 meters and it is oriented east to west. The maximum thickness of the sulfide body is 45 meters, but averages 10 to 20 meters. The G-9 deposit consists of "stacked" felsic volcanic intervals separated by sedimentary rocks. Massive sulfides occur in at least two different stratigraphic horizons.

A preliminary resource estimate announced in early November 2005 and based on 45 drill holes reported to that time is shown in Table 5.

Figure 3: Location of 2004 and 2005 Drill Holes

Reforma
El Rey
N
El Largo
Estrella
de Oro
Naranjo
250 metres
G-9
LEGEND
Pre-2004 Drill Hole
2004-2005 Drill Hole

CAMPO MORADO **Drill Hole Plan**

Estimates of Mineralization

In 2005, new estimates of the mineral resources outlined by drilling at Campo Morado were announced. These estimates were completed according to the standards of the Canadian Institute of Mining and Metallurgy (2000) as required by for mining projects under Canadian law, National Instrument 43-101.

Qingping Deng, CPG, of Behre Dolbear & Company (USA) Inc., an independent qualified person as defined by National Instrument 43-101, is responsible for the estimates of the El Largo, Reforma, El Rey, and Naranjo deposits as shown in Tables 4a-4d. The estimates were included in an October 12, 2005 technical report on Campo Morado “Update on Metallurgy and Mineral Resource Estimates in the Reforma, Naranjo and El Rey Deposits, Guerrero State, Mexico” by D. Kilby, P. Taggart, Qingping Deng and David Dreisinger.

The current database for Reforma consists of 96 diamond core holes with a total drilled length of 20,454 meters; for El Rey consists of 41 diamond core holes with a total drilled length of 8,085 meters; for Naranjo consists of 96 diamond core holes with a total drilled length of 22,646 meters; and for El Largo consists of 87 drill holes with a total drilled length of 22,770 meters. Drill hole spacing is approximately 50 meters. The results at a $90 gross metal value per tonne (GMV/t) cut-off for each deposit are tabulated below:

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following table uses the term ‘indicated resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following table uses the term ‘inferred resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 4a.1: Campo Morado Indicated Mineral Resources Reforma Deposit at a $90GMV/t1 cut-off – Sept 2005
Category	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Density (t/m3 )
Indicated	3,972	4.20	224	0.92	3.86	1.71	4.03

Table 4a.2: Campo Morado Inferred Mineral Resources Reforma Deposit at a $90GMV/t1 cut-off – Sept 2005
Category	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Density (t/m3 )
Inferred	1	1.31	392	0.24	0.04	0.50	2.62

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following table uses the term ‘indicated resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following table uses the term ‘inferred resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 4b.1: Campo Morado Indicated Mineral Resources El Rey Deposit at a $90GMV/t1 cut-off – Sept 2005
Category	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Density (t/m3 )
Indicated	1,051	2.74	154	0.52	4.45	1.20	4.25

Table 4b.2: Campo Morado Inferred Mineral Resources El Rey Deposit at a $90GMV/t1 cut-off – Sept 2005
Category	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Density (t/m3 )
Inferred	15	2.37	91	0.54	4.63	1.47	4.00

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following table uses the term ‘indicated resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following table uses the term ‘inferred resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of

Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 4c.1: Campo Morado Indicated Mineral Resources Naranjo Deposit at a $90GMV/t1 cut-off – Sept 2005
Category	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Density (t/m3 )
Indicated	2,056	2.77	136	0.82	4.12	1.24	4.34

Table 4c.2: Campo Morado Inferred Mineral Resources Naranjo Deposit at a $90GMV/t1 cut-off – Sept 2005
Category	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Density (t/m3 )
Inferred	236	4.28	104	1.05	1.76	0.50	4.34

Cautionary Note to Investors Concerning Estimates of Indicated Resources

The following table uses the term ‘indicated resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following table uses the term ‘inferred resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 4d.1: Campo Morado Indicated Mineral Resources El Largo Deposit at a $90GMV/t1 cut-off – May 2005
Category	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Density (t/m3 )
Indicated	4,130	1.12	128	0.40	5.76	1.33	4.18

Table 4d.2: Campo Morado Inferred Mineral Resources El Largo Deposit at a $90GMV/t1 cut-off – May 2005
Category	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Density (t/m3 )
Inferred	1,258	1.54	122	0.85	3.99	0.84	3.91

1 GMV/t is the sum of the metal grade multiplied by the following metal prices: $375/oz for Au; $5.50/oz for Ag; $1.00/lb for Cu; $0.51/lb for Zn, and $0.25/lb for Pb, converted to metric units.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following table uses the term ‘inferred resources’. Farallon advises investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A preliminary estimate of the resource at G-9 has been completed by Farallon’s geological staff, based on internal modelling using the 45 drill holes reported to date. The analysis will to be used for ongoing exploration planning purposes. Drilling is still underway at G-9, as the deposit remains open to the west, northwest and southeast.

The qualified person for the resource estimate is David Gaunt, P.Geo. Mr Gaunt is not independent of Farallon as defined under National Instrument 43-101.

Mineral resources at a US$90 gross metal value per tonne cut-off are as follows:

Table 5: Campo Morado Inferred Mineral Resources G-9 Deposit at a $90GMV/t1 cut-off – November 2005
Category	Tonnes (000’s)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Density (t/m3)
Inferred	3,600	3.2	204	1.4	8.3	1.1	3.9
1 GMV/t is the sum of the metal grade multiplied by the following metal prices: $375/oz for Au; $5.50/oz for Ag; $1.00/lb for Cu; $0.51/lb for Zn, and $0.25/lb for Pb, converted to metric units.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the foregoing mineralization has been determined to be ore nor is considered to be a mineral reserve.

Sampling and Analysis

Most of the core drilled at Campo Morado has been 4.76 cm diameter NQ size, with some 6.35 cm diameter HQ sized holes. In addition, several non-directional wedges off of main holes were completed to obtain metallurgical samples. The core is boxed at the drill rig and transported daily to the secure logging facility at the Campo Morado camp site in Guerrero State of Mexico. Core logging and sampling work, including geological and geotechnical logging, core photography, whole core density measurements, quality control/quality assurance (QAQC) designation and sampling, is performed inside a core logging compound.

Sample intervals are based on geology and mineralization features identified by the Farallon geologist/engineer logging the core. Two separate analytical streams, designated ore for high sulfide samples, and host for less sulfide-rich samples, are used. The ore samples average one metre and the host samples average two meters in length. Samples are sawn in half lengthwise with a diamond tipped rock saw. The half core sample is placed in a sample bag, and the other half is returned to the core box. Samples awaiting shipment are kept in a locked enclosure within the logging compound prior to being picked up by the laboratory truck that delivered them the ALS Chemex sample preparation facility at Guadalajara in Jalisco State, Mexico.

At Guadalajara, the samples are dried, weighed, crushed to 2 mm and a sub-sample is pulverized. Regular pulp samples and coarse duplicate samples are shipped by air freight. In 1996, 1997 and 1998 the primary analytical laboratory for the regular samples was Min-En Laboratories of Vancouver, BC and Eco-Tech Laboratories of Kamloops, BC was the check laboratory. The main laboratory used for regular samples from the 2004 and 2005 programs is ALS Chemex in North Vancouver, BC; the duplicates are analyzed by Acme Analytical Laboratories in Vancouver, BC.

All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion followed by an AA or Inductively Coupled Plasma finish. The 2004-2005 samples are also assayed for sulphur by LECO furnace.

QAQC samples along with the regular samples are submitted for analysis. These include: blind standards, random inter-laboratory duplicates and field blanks. In excess of 10% of all assay results received on the project are related quality control values. These are in addition to the internal quality control samples that are done by the analytical laboratories. A satisfactory level of confidence can be attributed to the accuracy and reliability of the gold, silver, copper, lead, and zinc assay results based on the results of the sample preparation and QAQC program.

All remaining core is stored in a locked compound at the Campo Morado site. All core sample pulps are stored in Farallon’s warehouse in Port Kells, British Columbia.

Plan of Operation – 2005

The planned 2005 program includes 45,000 meters of drilling designed to expand and upgrade the mineral resources. As a result of the success of the G-9 drilling program and its potential to add to the overall economics of the project, geological and engineering work has been re-focused toward the G-9 deposit, with the objective of completing a preliminary economic assessment of the project that includes the G-9 deposit by the end of March 2006. The program also includes engineering studies such as pilot plant testing of the metallurgical process and scoping studies of development options for the project, culminating with the completion of the pre-feasibility study by late 2006. The budgeted cost for the 2005 program, including administration, is $15.2 million.

Results 2005 program

Drilling

To early November 2005, approximately 44,000 meters of drilling had been completed, including exploration and resource delineation drilling at the El Largo, El Rey, Estrella de Oro and G-9 deposits and other targets, and metallurgical and geotechnical drilling at the Naranjo, Reforma and El Largo deposits.

Resource estimates for El Largo, and Reforma, El Rey, and Naranjo, as described in Tables 4 and 5 in Estimates of Mineralization (above), were announced in June and September, respectively. A preliminary resource estimate for G-9, as shown in Table 5 was announced in early November 2005. Results received from drilling in the other zones and target areas are tabulated below.

Table 6: 2005 Drill Results Other Deposits and Targets
Drill Hole Number	Deposit	From (metres)	To (metres)	Interval (metres)	Interval (feet)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
434	Between El Largo and Estrella de Oro, did not intersect massive sulfides
435	Between El Largo and Estrella de Oro, did not intersect massive sulfides
437	El Largo, no significant results
438	Upper plant site, geotechnical hole, not sampled
439	Estrella de Oro, no significant results
440	El Profundo, no significant results
442	Estrella de Oro	207.06	209.06	2.00	6.6	0.40	139	0.30	1.08	6.22
443	Estrella de Oro, did not intersect massive sulfides
444	Estrella de Oro, did not intersect massive sulfides
445	El Profundo, did not intersect massive sulfides
446	Estrella de Oro, did not intersect massive sulfides
447	Estrella de Oro, did not intersect massive sulfides
448	El Profundo, did not intersect massive sulfides
449	Estrella de Oro, did not intersect massive sulfides
450	Estrella de Oro, no significant results
451	Estrella de Oro, no significant results
452	Estrella de Oro	61.85	65.00	3.15	10.3	1.34	48	0.57	0.52	3.74
453	El Profundo, did not intersect massive sulfides
454	Estrella de Oro, did not intersect massive sulfides
455	Estrella de Oro, no significant results
456	Estrella de Oro, did not intersect massive sulfides
457	Estrella de Oro, did not intersect massive sulfides
475	G10, did not intersect massive sulfides
477	G10, did not intersect massive sulfides
478	G10, did not intersect massive sulfides
480	G10, did not intersect massive sulfides
482	G10, did not intersect massive sulfides

Engineering

Metallurgy

In October 2004, Farallon commenced a metallurgical program designed to assess the technical viability of the hydrometallurgical process flowsheet proposed for mining operations at Campo Morado. Flotation metallurgical testwork was conducted at G&T Laboratories (G&T) in Kamloops, British Columbia, and hydrometallurgical investigations are done at SGS Lakefield's (SGS) testing facility in Lakefield, Ontario.

The metallurgical program was a three-phased “Proof-of-Principle” metallurgical program. The three main aspects for the proposed process flow sheet for mining operations are:

a) The production and characterization of a flotation bulk rougher concentrate, involving taking run-of-mine ore through a crushing and grinding circuit, and finally into flotation cells.
b) The flotation bulk rougher concentrate is introduced into PARTOXTM, a medium-temperature/pressure oxidation autoclave. This process selectively extracts zinc and copper into solution and partially oxidizes precious metal-bearing sulfides.
c) Copper and Zinc metal cathodes of commercial purity are recovered from the solution by conventional SX/EW processes, and gold/silver are recovered through normal cyanidation.

The three phase program was carried out on samples of El Largo, Reforma and Naranjo concentrate prepared from drill core. Phase 1 and Phase 2 flotation programs were initiated at G&T to produce bulk rougher concentrates for subsequent bench-scale scoping-level pressure oxidation tests at SGS. Several tonnes of samples of flotation concentrates were shipped to SGS for initial bench-scale pressure oxidation tests. During the Phase 3 campaign in April-May 2005, approximately three tonnes of flotation concentrate was treated in the SGS mini-pilot plant. The pilot plant testwork was designed to examine the entire integrated hydrometallurgical flowsheet under continuous operations, from bulk concentrate feed through to the production of electrowon metallic copper and zinc; separate bulk rougher concentrates from Reforma, Naranjo and El Largo were treated. Subsequently, a program of batch tests was performed to test and optimize gold and silver recovery by cyanidation.

All unit processes incorporated in the hydrometallurgical circuit were successfully tested in continuous mode. Pilot plant results indicate that, on average, 80%-85% of the copper and up to 97% of the zinc are extracted during the selective pressure oxidation process and are then recovered as high purity metal through two separate solvent extraction and electrowinning circuits. Cyanidation tests performed on partially oxidized solids residues yielded average gold recoveries of 57% for Naranjo, 66% for Reforma and 62% for El Largo, and average silver recoveries were 82% for Naranjo, 76% for Reforma and 88% for El Largo.

The design criteria generated by the testwork at G&T and SGS’s pilot plant is of sufficient technical quality that it can be readily incorporated into a pre-feasibility study.

Mine Planning

In addition to the success of the metallurgical program noted above, Farallon is proceeding with ongoing project development work in all key areas. These include assessment of appropriate cut-off grades, throughput rates and other mine design elements such as backfill requirements, ventilation, plant site location, tailings dam design, access, and power requirements. In addition, environmental socioeconomic data gathering is underway as well as discussions with government authorities and local communities regarding the project.

Due to the nature of mineralization at each deposit, their relative locations, and the ability to "modular mine" each deposit separately, a myriad of development alternatives are available. As a result, numerous "trade-off" studies have been underway to enable the optimal mine development plan to be selected for the pre-feasibility study.

The proposed budgets for exploration and engineering studies from July to December 2005 are as follows:

Drilling Program	$
Drilling	1,627,810
Assay and Analysis	236,330
Equipment Rentals	240,760
Helicopter	38590
Geological	473,880
Land Taxes, Property Holding Fees	75,560
Property Acquisition	100,480
Freight	33,760
Graphics	26,530
Site Activities	1,099,680
Socio-economic	48,230
Travel/Accommodation	147,110
Drilling Total	4,148,720
Engineering Program	$
Geostatistics/ Resource Modelling	34,570
Geotechnical studies	38,560
Geotechnical drilling	192,930
Metallurgical testing	80,390
Metallurgical Drilling	80,390
Pilot Plant studies	152,730
Mine Engineering	144,690
Project Engineering	361,740
Project Consultant (for Pre-feasibility study)	321,540
Software services, supplies	4,820
Environmental	240,840
Engineering Total	1,653,200
TOTAL	5,801,920

ITEM 5           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with Farallon’s consolidated financial statements, forming a part of this Registration Statement, including note 11 to the annual consolidated financial statements which provide reconciliations of material measurement differences between US GAAP and Canadian GAAP.

Overview

Farallon is an exploration stage company that has not earned revenues from its core business to date. Farallon is presently undertaking the plan of operations described under Item 4 – “Description of Business” of this Registration Statement. Farallon will use its existing cash and working capital to fund this plan of operations. Farallon is focused on the exploration of its 100% owned Campo Morado precious metals-rich massive sulfide district in Guerrero State, Mexico. Farallon’s exploration programs have been augmented by advanced exploration programs including metallurgical, geotechnical, engineering and environmental studies. These programs have been completed in cooperation with local employees, communities and state and federal government authorities.

Going Concern

Farallon's consolidated financial statements are prepared on the basis that it will continue operations as a going concern. Given that Farallon has no source of significant revenue, this assumption is always subject to the further assumption that there will continue to be investment interest in equity funding to explore Farallon's mineral property. Farallon can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, it may be unable to realize on the carrying value of the project and the net realizable value could be materially less than Farallon's liabilities with a potential for total loss to Farallon shareholders. The Company believes it has sufficient financial resources to fund operations and discharge liabilities for the 2006 fiscal year.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian and US generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used in determining the application of the going concern concept, the deferral of costs incurred for mineral properties and deferred exploration, and assumptions used to determine the fair value of stock-based compensation. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for mineral property interests, long-lived assets, asset retirement obligations, income taxes, and stock-based compensation are critical accounting policies that affect the significant judgments and estimates used in the preparation of the Company's financial statements.

The Company's accounting policies are set out in the notes to the accompanying consolidated financial statements.

(a)      Mineral property interests

Exploration expenditures incurred by Farallon prior to the determination of the feasibility of mining operations and administrative expenditures are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to such determination, and to increase or to extend the life of existing production, are capitalized and amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair value of common shares, based on the quoted market price of the shares, issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded when paid.

The amount shown for mineral property interests represents acquisition costs incurred to date and does not necessarily reflect present or future values.

Long-lived assets

Farallon reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset with expected future net cash flows to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment is recognized in the amount by which the carrying amount exceeds the fair value of the asset.

Income taxes

Farallon uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry-forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Stock-based compensation

Farallon has a share option plan which is described in note 6(c) of the consolidated financial statements. Under Canadian GAAP, the Company records all stock-based payments granted on or after July 1, 2003 using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related contributed surplus is transferred to share capital.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances it allows the effects to be disclosed in the notes to the consolidated financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25").

For US GAAP purposes, the Company adopted the fair value based method of accounting for employee stock compensation as prescribed by SFAS 123 in the year ended June 30, 2001.

Previously under US GAAP, the Company accounted for its employee stock option plan under the principles of APB 25 and related Interpretations. No compensation expense was recognized under APB 25, because the exercise prices of the Company’s employee stock options equalled the market price of the underlying stock on the dates of grant.

Results of Operations

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with Farallon's consolidated financial statements included in Item 17 of this Registration Statement.

Farallon’s results of operations are summarized below:

	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003
EXPENSES
Exploration	$ 8,752,357	$ 465,011	$ 303,797
Exploration - stock-based compensation	365,654	339,020	-
Interest Expense	141	41,033	41,231
Legal, Audit and Accounting	1,242,095	756,857	411,146
Office and Administration	1,127,595	391,506	298,664
Office and Administration -stock-based compensation	406,297	492,317	1,733
Shareholder Communications	621,317	27,229	34,585
Travel and Conferences	207,295	124,249	28,611
TOTAL EXPENSES	$ 12,722,751	$ 2,637,222	$ 1,119,767
Foreign Exchange (Loss) gain	19,266	(273,484)	(52,041)
Interest Income	268,513	76,110	16,697
Recovery of Accounts Receivable Previously Written Off	-	152,065	-
Recovery of value-added taxes paid	-	273,646	211,717
Gain on the sale of equipment	3,141	-	-
LOSS FOR THE PERIOD	$ (12,431,831)	$ (2,408,885)	$ (943,394)

A.       Operating Results

Year Ended June 30, 2005 (“fiscal 2005”) versus Year Ended June 30, 2004 (“fiscal 2004”)

Loss for the year

Loss for fiscal 2005 increased to $12,431,831 from $2,408,885 in fiscal 2004. The increase is due to the resumption of exploration activities at the Campo Morado property.

Exploration

Exploration expenses consist of assays and analysis, depreciation, engineering, geological, site activity and transportation costs associated with the Campo Morado project.

Exploration expenses, excluding stock-based compensation, increased to $8,752,357 in fiscal 2005 from $465,011 in fiscal 2004. The main exploration expenditures were drilling (2005 – $2,967,731, 2004 – nil), engineering (2005 – $2,950,036, 2004 – $173,180), and site activities (2005 – $1,318,616, 2004 –$181,752). The increase in drilling expense during the year was due to the two phase drilling program initiated at Campo Morado. Higher engineering expenses in fiscal 2005 were mainly due to wages paid for project engineering, metallurgical investigations and a pilot plant study. Site activities increased in fiscal 2005 due to a greater number of site contractors used in Farallon’s exploration activities at Campo Morado.

Farallon is presently in the process of completing a two phase exploration program on the Campo Morado Project with an estimated total budget of $16.5 million. Phase one was budgeted for $2.4 million while phase two is budgeted for $14.1 million. Farallon completed phase one of the exploration program in 2004 and is presently completing phase two of the exploration program. Farallon expects a continued increase in exploration expenses as a result of the ongoing completion of its exploration program.

The budgeted cost for the exploration program is $4.6 million and the budgeted cost for engineering studies is $6.5 million. Details of these budgeted expenditures and the results of the drilling program are presented in Item 4.D of this Registration Statement under the heading “Property, Plant and Equipment”.

Office and administration

Office and administration expense for fiscal 2005 increased to $1,127,595 from $391,506 in fiscal 2004 due to increased office staffing levels and setup costs for a new office in Mexico and overhead incurred in restarting exploration activities at Campo Morado.

An administrative and geological services agreement exists with Hunter Dickinson Inc. (“HDI”). HDI is a private company, with certain directors in common with Farallon, which provides extensive engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them.

During fiscal 2005, such services rendered and expenses reimbursed amounted to $2,955,706 compared to $391,728 for the comparable period in 2004. The increase in services is due mainly to the resumption of exploration activities at the Campo Morado property.

Legal, accounting and audit

Legal, accounting and audit fees are comprised of professional fees associated with the Company’s reporting obligations under securities legislation in the United States and Canada; including audit fees, and legal fees incurred in connection with the litigation regarding its properties in Canada, Mexico and Nevada.

Legal, accounting and audit expenses increased to $1,242,095 in fiscal 2005 from $756,857 in fiscal 2003, primarily due to fees paid to legal advisors to represent Farallon in its ongoing lawsuits. Farallon is legally committed to another approximately $900,000 in legal fees. While Farallon believes all outstanding litigation is without merit, significant legal expenditures have been incurred or committed due to the uncertainty as to Farallon’s ownership of its mineral properties that would result from an unsuccessful judgment in the current outstanding litigation.

Farallon anticipates that as a result of recently introduced regulations in Canada and the U.S. and as a result of filing this Registration Statement with the SEC pursuant to the Securities Exchange Act of 1934, Farallon will continue to experience increases in costs primarily relating to professional fees.

Stock-based compensation

Aggregate stock-based compensation for fiscal 2005 decreased to $771,951 from $831,337 in fiscal 2004 due to a lower number of share purchase options granted (2005 – 2,410,500 options, 2004 – 4,174,500 options).

Interest income

Farallon’s interest income is attributable to interest earned on Farallon’s liquid investments, including cash and equivalents.

Interest income increased to $268,513 in fiscal 2005 from $76,110 in fiscal 2004 due to higher cash balances on hand during fiscal 2005 as a result of private placement financings completed by Farallon.

Proceeds from the private placement financings are presently held in cash and cash equivalent investments pending expenditure of these amounts by Farallon on its exploration programs.

Year Ended June 30, 2004 (“fiscal 2004”) versus Year Ended June 30, 2003 (“fiscal 2003”)

Loss for the year

Loss for fiscal 2004 increased to $2,408,885, compared to a loss of $943,394 in the fiscal 2003. The increase in loss for fiscal 2004 is due mainly to an increase in stock based compensation expense of $829,604 due a higher number of stock options granted, an increase in legal, audit and accounting costs of $345,711 due to increased litigation and regulatory compliance and an increase in foreign exchange loss of $221,443 due to a higher Canadian dollar cash balance and appreciation of the U.S. dollar.

Exploration

In fiscal 2004 exploration expenses increased by $161,214 to $465,011, from $303,797 spent in fiscal 2003, due to an increase in engineering costs (2004 - $173,180; 2003 - $4,591). These costs were associated with planning for exploration activities and engineering studies for the Campo Morado project.

Office and administration

Office and administration expenses, before stock-based compensation, for fiscal 2004 increased by $92,842 to $391,506, from $298,664 spent in fiscal 2003 due to planning for exploration activities for the Campo Morado project.

During the fiscal 2004, services rendered and expenses reimbursed by HDI amounted to $391,728, compared to $434,786 for fiscal 2003.

Legal, audit and accounting

Legal, accounting and audit costs increased in fiscal 2004 by $345,711 to $756,857, from $411,146 in fiscal 2003, primarily due to payments for litigation lawyers in Mexico in the latter half of the year, and increased professional fees.

Stock-based compensation

The increase in stock-based compensation in fiscal 2004 to $831,337 from $1,733 in fiscal 2003 resulted from an increase in the number of share purchase options granted to Farallon’s employees, officers, directors and consultants. During fiscal 2004, Farallon granted 4,174,500 stock options compared to 44,000 stock options in fiscal 2003.

Interest income

Interest income increased by $59,413 in fiscal 2004 to $76,110, compared to $16,697 in fiscal 2003 due to several private placement financings completed during fiscal 2003 and 2004.

B.       Liquidity and Capital Resources

Working Capital

Farallon had a working capital balance of $13.9 million at June 30, 2005, compared with $5.7 million at June 30, 2004.

Farallon is presently involved with phase two of its multi-faceted exploration and mine development program. This program which started in January 2005, has a budget of $16.5 million and involves 20,000 meters of drilling, engineering and infrastructure studies, metallurgical testing, environmental, community and government communication programs, and office and general management activities. Farallon anticipates that it will be able to finance both its on-going planned phase two exploration program and operating expenses over the next twelve months using its current working capital.

The feasibility work is presently expected to take up to two years and cost about $16 million. To June 30, 2005, approximately $8.7 million of expenditures had been made under this program. However, there can be no assurances that actual program costs will meet planned expenditures. In the event that actual costs exceed planned expenditures, Farallon will be required to obtain additional financing to continue its exploration efforts. There can be no assurances that Farallon will be successful in its efforts to raise the required funds, if needed, or on terms that are satisfactory to it.

Cash and Cash Equivalents

Farallon had cash of $14.0 million at June 30, 2005 compared to cash of $5.4 million at June 30, 2004. The liquid portion of the working capital consists of cash and cash equivalents with maturity dates of less than three months that are readily convertible into known amounts of cash. The management of these securities is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry a low degree of risk. Some examples of instruments approved by Farallon are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for exploration of Farallon's properties.

Cash Used in Operating Activities

Cash used in Farallon’s operating activities continues to increase as Farallon expands its exploration of the Campo Morado property. Cash used in operating activities increased to $11.6 million for fiscal 2005, compared to $1.5 million for fiscal 2004. Cash used in operating activities increased to $1.5 million for fiscal 2004 from $0.8 million in fiscal 2003. Farallon anticipates that cash used in operating activities will continue to increase in fiscal 2006 as Farallon continues its exploration activities at Campo Morado.

Cash Used in Investing Activities

Farallon used $0.4 million in investing activities in fiscal 2005. The cash was used to purchase equipment for the Campo Morado project. Cash used in investing activities is anticipated to increase during fiscal 2006 as the work program at Campo Morado is completed.

Farallon did not use any cash in investing activities in fiscal 2004 and fiscal 2003.

Cash Generated by Financing Activities

In fiscal 2005, Farallon generated $20.5 million from financing activities, all of which, with the exception of $0.4 million, was attributable to the issuance of shares for cash. These share issuances were attributable to the issuance of 28,740,477 common shares through private placements, 7,479,472 from the exercise of warrants and 3,388,500 from the exercise of share purchase options.

During fiscal 2004, Farallon generated $6.9 million from financing activities. This amount included funds raised in a $4.2 million private placement financing completed by Farallon on December 31, 2003 and $3.7 million from the exercise of warrants. This was offset by a repayment of a related party balance of $973,849.

The purpose of the financings were to continue exploration on the Campo Morado property, general working capital and corporate development purposes. There are no restrictions on the use of proceeds from the financing.

Requirement of Additional Equity Financing

Farallon has relied on equity financings for all funds raised to date for its operations. Farallon is presently in phase two of a multi-faceted exploration and mine development program that was started in January 2005, and involves 20,000 meters of drilling; engineering and infrastructure studies; metallurgical testing; environmental, community engagement and government communication programs; and office and general management activities.

The ability of Farallon to realize the costs it has incurred to date on its mineral property is dependent on Farallon being able to complete its exploration program and complete the development of a commercially operational mine. Farallon presently does not generate cash flow from operations to fund its activities and has therefore relied upon the issuance of equity securities for financing. Farallon intends to continue relying upon the issuance of equity securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Farallon.

At June 30, 2005, Farallon had approximately 3.0 million stock options and 35.6 million share purchase warrants outstanding. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

At September 30, 2005, Farallon had approximately 5.1 million stock options and 35.5 million share purchase warrants outstanding. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

C.       Research and Development

Not applicable.

D.       Trend Information

Trends that are considered by Farallon to be reasonably likely to have a material effect on Farallon’s results of operations are discussed above under “Results of Operations” in Item 5.A of this Registration Statement. Further, Farallon considers that its ability to raise additional financing in order to complete its exploration programs and the plan of operations for the Campo Morado project will be impacted by prevailing prices for mineral resources. Results from drilling and mineral resource estimates indicate that the Campo Morado deposits contain zinc, copper, lead, gold and silver. The trading prices of these metals have been increasing for more than two years because of rising demand. The zinc price averaged $0.38/lb in 2003 and $0.48/lb in 2004 and has averaged $0.59/lb to mid September 2005. Copper averaged $0.81/lb in 2003, $1.30 in 2004 and has averaged $1.56/lb in 2005. Lead prices averaged $0.23/lb in 2003 and $0.40/lb in 2004 and have averaged $0.43/lb so far in 2005. The average gold price increased from $364/oz in 2003 to $410/oz in 2004, and has averaged $430.43/oz in 2005. The silver price averaged $4.89/oz in 2003, increasing to $6.69/oz in 2004 and has averaged $7.08/oz in 2005. Farallon believes that declines in the prices of these metals will adversely impact Farallon’s ability to obtain additional financing.

As a natural resource exploration company, the interest in Farallon’s stock, and its ability to raise financing and conduct work programs, has been cyclical as it is related to metals prices that, traditionally, have been cyclical in nature. If the global demand for metals and metal prices decrease, it could adversely impair Farallon’s ability to raise financing and advance the exploration and development of the Campo Morado property.

E.       Off-Balance Sheet Arrangements

Farallon does not have any off-balance sheet arrangements.

F.       Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Farallon as at June 30, 2005:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital Lease Obligations	$ -	$ -	$ -	$ -	$ -
Operating Lease Obligations	$ -	$ -	$ -	$ -	$ -
Purchase Obligations	$ -	$ -	$ -	$ -	$ -
Other Long-term Liabilities	$ -	$ -	$ -	$ -	$ -

During the year ended June 30, 2005, the Company entered into legal services agreements which obligate the Company to expenditures aggregating up to approximately $900,000 for services which will be rendered subsequent to June 30, 2005.

G.       Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 shall apply to Farallon's statements pursuant to Items 5.E and F of this Registration Statement.

ITEM 6             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

All of the directors of Farallon are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with Farallon’s By-Laws. Farallon’s last regular annual meeting was held on December 15, 2004. Farallon’s officers are appointed by the Board of Directors.

As at the date of this registration statement, the following persons were the officers, directors and senior management of Farallon:

Name (1)	Position with Farallon	Since
David J. Copeland	Director	December 21, 1995
T. Barry Coughlan	Director	March 13, 1999
Scott D. Cousens	Director	December 21, 1995
Robert A. Dickinson	Director	July 31, 1991
Jeffrey R. Mason	Secretary, Chief Financial Officer and Director	August 8, 1994
Ronald W. Thiessen	Chairman of the Board and Director	August 8, 1994
John R. “Dick” Whittington	President, Chief Executive Officer and Director	September 7, 2004

(1)	None of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

All directors were re-elected at Farallon's annual general meeting on December 15, 2004 and have a term of office expiring at the next annual general meeting of Farallon scheduled for December 2005. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

The following is biographical information on each of the persons listed above:

DAVID J. COPELAND, P.Eng. – Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (September 1996 to September 2004); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (February 1994 to present); Continental Minerals Corporation, Vice-President, Project Development (June 1995 to February 1996 and June 1997 to June 1998) and Director (November 1995 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Taseko Mines Limited, Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); Casamiro Resource Corp., Director (February 1995 to August 2002).

T. BARRY COUGHLAN, BA – Director

T. Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past 5 years, an officer and or a director of the following companies: Farallon Resources Ltd., Director (March 1998 to present); Taseko Mines Limited, Director (February 2001 to present); AMS Homecare Inc., Director (November 2001 to November 2004); Casamiro Resource Corp., Director (February 1995 to August 2002); Tri-Gold Resources (formally Tri-Alpha Investments Ltd., President and Director (June 1986 to present); and Icon Industries Ltd., President, Chief Executive Officer and Director (September 1991 to present); Quartz Mountain Resources Ltd., Director (January 2005 to present).

SCOTT D. COUSENS – Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994) and (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation, Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

ROBERT A. DICKINSON, BSc, MSc – Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (October 2004 to present), Chairman (November 1990 to September 2004), Co-Chairman (October, 2004 to present), Farallon Resources Ltd., Director (July 1991 to present), Chairman (April 2004 to Sept. 2004), Great Basin Gold Ltd., Director (May 1986 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), Continental Minerals Corporation, Director (June 2004 to present), Chairman (June 2004 to present), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); Northern Dynasty Minerals Ltd.,

Director (June 1994 to present), Chairman (April 2004 to present), Co-Chairman (November 2001 to April 2004), Chief Executive Officer (May 1997 to November 2001); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Director (January 1991 to present), Chairman (April 2004 to July 2005), Co-Chairman July 2005 to present, Chief Financial Officer (January 1991 to November 1998), (including Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

JEFFREY R. MASON, BComm, CA – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies that Hunter Dickinson Inc. provides services for.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to present), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Continental Minerals Corporation, Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1995 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (February 1994 to present), Chief Financial Officer (November 1998 to present), Director (February 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

RONALD W. THIESSEN, CA – Chairman of the Board and Director

Ronald W. Thiessen is accredited as a public accountant in Canada and has for the past several years has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chief Executive Officer (September 2000 to present); Great

Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation, Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Chief Executive Officer (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to July 2005), Co-Chairman (July 2005 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resource Corp., President and Director (February 1990 to August 2002).

DICK WHITTINGTON, P.Eng. – Director, President and Chief Executive Officer

Dick Whittington, P.Eng., was appointed Chief Executive Officer, with the responsibility to guide the project through the advanced exploration and development stages. Mr. Whittington is a mining engineer, with a degree from the Royal School of Mines in the United Kingdom and 30 years of industry experience in the management and evaluation of major mining projects in Canada, Panama and Australia. He has been involved in all phases of mine evaluation and development, from exploration through to negotiating long-term contracts for mine products with customers in Asia, South America and Europe. As a mining executive, he has participated in a full spectrum of corporate activities, including numerous feasibility studies, several mergers and acquisitions, and major financings for mine developments.

Mr. Whittington is, or was within the past years, an officer and/or director of the following public companies: Farallon Resources Ltd., Director (September 2004 to present), President and Chief Executive Officer (September 2004 to present); Luscar Coal Ltd., Vice President, Marketing and Transportation (1992 to 2001).

B.       Compensation

In this section, “Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Dick Whittington, President and Chief Executive Officer, Jeffrey R. Mason, Secretary and Chief Financial Officer and Ronald W. Thiessen, former President and Chief Executive Officer are the “Named Executive Officers” of Farallon for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during Farallon’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NAMED EXECUTIVE OFFICERS Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Dick Whittington (2) President and Chief Executive Officer	2005 2004 2003	288,750 45,833 N/A	Nil Nil N/A	Nil Nil N/A	180,000 330,000 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A
Ronald W. Thiessen (1) Former President and Chief Executive Officer	2005 2004 2003	197,911 19,533 14,172	Nil Nil Nil	Nil Nil Nil	180,000 330,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer	2005 2004 2003	125,994 14,737 11,242	Nil Nil Nil	Nil Nil Nil	180,000 330,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	Ronald W. Thiessen resigned as President and Chief Executive Officer on September 7, 2004.

(2)
J. Richard H. Whittington (previously a consultant to Hunter Dickinson Inc. from December 2003) commenced employment with Hunter Dickinson Inc. on May 1, 2004 and was seconded to the Company on that date. From May 1 to September 7, 2004, Mr. Whittington served as Chief Operating Officer prior to being appointed President and Chief Executive Officer on September 7, 2004.

Long-Term Incentive Plan Awards
Farallon does not presently have a long-term incentive plan or any pension plans for its executive officers or employees nor is any such plan contemplated.

Stock Options

The share options granted to the Named Executive Officers during the financial year ended June 30, 2005 were as follows:

Option/SAR Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dick Whittington	180,000	7.5%	C$0.70	C$0.70	June 21, 2006
Ronald W. Thiessen	180,000	7.5%	C$0.70	C$0.70	June 21, 2006
Jeffrey R. Mason	180,000	7.5%	C$0.70	C$0.70	June 21, 2006

Subsequent to June 30, 2005, to November 25, 2005:

Option/SAR Grants Since the End of the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year to date	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dick Whittington	Nil	Nil	n/a	n/a	n/a
Ronald W. Thiessen	310,000	14.3%	C$0.58	C$0.58	Sept 28, 2007
Jeffrey R. Mason	310,000	14.3%	C$0.58	C$0.58	Sept 28, 2007

The share options exercised by the Named Executive Officers during the financial year ended June 30, 2005 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option/SAR Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at June 30, 2005 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at June 30, 2005 ($) Exercisable/ Unexercisable
Dick Whittington	Nil	Nil	490,000 / nil	C$6,200 / nil
Ronald W. Thiessen	330,000	C$46,200	180,000 / nil	nil / nil
Jeffrey R. Mason	330,000	C$33,000	180,000 / nil	nil / nil

Farallon may grant, pursuant to the policies of the TSX, stock options to directors, officers and employees of and consultants to Farallon or a subsidiary or to employees of a company providing management services to Farallon in consideration of them providing their services to Farallon or subsidiary. The number of shares subject to each option is determined by Farallon’s Board of Directors within the guidelines established by the TSX. The Company's stock option plan is more fully described in Item 6.E of this Registration Statement.

C.       Board Practices

None of the service contracts of any of Farallon's directors contain provisions for benefits upon termination of such director's employment.

Committees of the Board of Directors

The Board has appointed an Audit Committee and is in the process of establishing two additional Committees, namely, a Compensation Committee and the Corporate Governance & Nominating Committee.

Audit Committee

The Board has adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The text of the audit committee charter (excluding specified definitions of independence and financial literacy under stock exchange policies and securities law) is attached as a schedule to this Registration Statement. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Board has established definitions for “financial literacy” and has determined that all members of the Audit Committee are financially literate. The Audit Committee meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

The Company’s Audit Committee is currently comprised of T. Barry Coughlan, Scott D. Cousens, and Robert Dickinson, all of whom are independent as defined in Multilateral Instrument 52-110 Audit Committees, the Canadian regulatory policy respecting audit committees. All members of the Audit Committee are “financially literate” as defined in MI 52-110. The audit committee typically meets each quarter.

Mr. Dickinson is the designated “financial expert”, as defined in MI 52-110, by virtue of his work experience and his education, which includes a master's degree in business administration.

Compensation Committee

The Board is establishing a Compensation Committee, to be comprised of three persons, at least two of whom are to be independent. The Board anticipates adopting a charter for the Compensation Committee on or before June 30, 2006. Upon adoption, this charter will be available for viewing at the Company’s website at www.farallonresources.com.

The compensation function of the Compensation Committee will be to review, on an annual basis, the compensation paid to the Company’s executive officers and to the Directors, to review the performance and compensation paid to the Company’s executive officers and to make recommendations on compensation to the Board. In addition, the Committee will review annually the compensation plans for the Company’s non-executive staff.

Corporate Governance and Nominating Committee

The Corporate Governance & Nominating Committee will be composed initially of two Directors (namely Messrs. Cousens and Coughlan) both of whom are independent Directors as discussed above.

The Board expects to adopt by June 30, 2006 a charter for the Corporate Governance & Nominating Committee in carrying out its duties. This charter will be available for viewing at the Company’s website.

The Corporate Governance Committee will be given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance. This Committee is preparing a procedures manual for all Directors to assist members of the Board in carrying out their duties. The Committee has also prepared Corporate Governance Guidelines for the Company which have been adopted by the Board and which will be available for viewing at the Company’s website. The Corporate Governance Committee will also review with management all new and modified rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with such requirements.

The nominating function of the Corporate Governance & Nominating Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of Director of the Company. The Company will be adopting a formal procedure for assessing and evaluating the effectiveness of both the individual Directors as well as the Board as a whole. This function is carried out annually by the Corporate Governance & Nominating Committee whose evaluations and assessments are then provided to the Board of Directors in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

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D.       Employees

At June 30, 2005, and at November 25, 2005, Farallon had approximately 8 full-time employees, all located in Mexico. Many of the Company's services are provided by a related party, Hunter Dickinson Inc, pursuant to a geological and management service agreement. See Item 7B. Related Parties.

E.       Share Ownership

The shareholdings of the Named Executive Officer as well as the rest of the directors and officers of Farallon as at November 25, 2005 are disclosed as follows:

Name	Position	Number & Percentage of Outstanding Common Shares Owned
David J. Copeland	Director	723,750 shares (0.73%)
T. Barry Coughlan	Director	nil shares
Scott D. Cousens	Director	583,802 shares (0.59%)
Robert A. Dickinson	Board and Director	543,000 shares (0.55%) 643,000 warrants (0.65%)
Jeffrey R. Mason	Secretary, Chief Financial Officer and Director	190,000 shares (0.19%) 130,000 warrants (0.13%)
Ronald W. Thiessen	Chairman of the Board and Director	394,900 shares (0.40%) 100,000 warrants (0.10%)
John R. “Dick” Whittington	President, Chief Executive Officer and Director	59,000 shares (0.06%) 59,000 warrants (0.06%)

Details of the stock options held by the officers and directors of the Company, at November 25, 2005, are:

			Exercise
Name	Grant Date	Expiry Date	Price	Total
Copeland D	September 27, 2004	June 21, 2006	C$ 0.70	180,000
	September 22, 2005	September 28, 2007	C$ 0.58	310,000
Copeland D Total				490,000
Coughlan B	September 27, 2004	June 21, 2006	C$ 0.70	55,000
	September 22, 2005	September 28, 2007	C$ 0.58	155,000
Coughlan B Total				210,000
Cousens S	September 27, 2004	June 21, 2006	C$ 0.70	180,000
	September 22, 2005	September 28, 2007	C$ 0.58	310,000
Cousens S Total				490,000
Dickinson R	September 27, 2004	June 21, 2006	C$ 0.70	180,000
	September 22, 2005	September 28, 2007	C$ 0.58/	310,000
Dickinson R Total				490,000
Mason J	September 27, 2004	June 21, 2006	C$ 0.70	180,000
	September 22, 2005	September 28, 2007	C$ 0.58	310,000
Mason J Total				490,000
Thiessen R	September 27, 2004	June 21, 2006	C$ 0.70	180,000
	September 22, 2005	September 28, 2007	C$ 0.58	310,000
Thiessen R Total				490,000
Whittington D	May 21, 2004	June 21, 2006	C$ 0.60	310,000
	September 27, 2004	June 21, 2006	C$ 0.70	180,000
Whittington D Total				490,000
Grand Total				3,150,000

Each option and warrant may be exercised for one common share of Farallon at the exercise price.

As of November 25, 2005, directors and officers of Farallon as a group (7 persons) owned or controlled an aggregate of 2,494,452 shares (2.5%) of Farallon, or 6,576,452 shares (6.6%) on a diluted basis.

Stock Option Plan

For the year ended June 30, 2005, Farallon has a share purchase option compensation plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option ordinarily equals the closing price for the common shares on the last trading day before the grant. Options may have a term of up to ten years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death. Vesting of options is at the discretion of the Board at the time the options are granted.

A share purchase option compensation plan (“2004 Option Plan”) was approved by the Board and shareholders at Farallon’s annual general meeting held on December 15, 2004. The 2004 Option Plan is based on a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the 2004 Option Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the 2004 Option Plan increase proportionately.

Material Terms of the 2004 Plan

The following is a summary of the material terms of the Plan:

(a)	all options granted under the Plan are non-assignable and non-transferable and for a period of up to 10 years;

(b)
for stock options granted to employees or service providers (inclusive of management company employees), Farallon must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Farallon or of any of its subsidiaries;

(c)
if an Optionee ceases to be employed by Farallon (other than as a result of termination with cause) or ceases to act as a director or officer of Farallon or a subsidiary of Farallon, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)	the minimum exercise price of an option granted under the Plan must not be less than the market price (as defined in the policies of TSX); and

(e)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of Farallon in a one year period.

Farallon must first obtain "disinterested" shareholders' approval (described below) if:

(i)	the number of options granted to Insiders of Farallon exceeds 10% of Farallon’s outstanding listed shares; or

(ii)	the aggregate number of options granted to Insiders of Farallon within a one year period exceeds 10% of Farallon’s outstanding listed shares; or

(iii)	the number of options granted to any one Insider and such Insider’s Associates within a one year period exceeds 5% of Farallon’s outstanding listed shares; or

(iv)	Farallon is decreasing the exercise price of options previously granted to Insiders.

On November 16, 2004 the Board approved, subject to regulatory and shareholder approval, amendments to the 2004 Option Plan which include:

1.	The maximum number of common shares issuable pursuant to the 2004 Plan may not exceed 10% of the number of common shares which are outstanding from time to time.

2.
The present provisions in Farallon’s stock option plan setting forth the terms on which options granted pursuant to the Plan can be amended be replaced with the provision that options which have been granted pursuant to the Plan require only the prior approval of the Board of Directors and not the approval of any stock exchange or other regulatory body having jurisdiction provided, however, that amendments to options which have been granted pursuant to the plan which are held by Insiders and which entail a reduction in the exercise price or an extension of the term of such options will require disinterested shareholder approval.

Shareholders of Farallon approved the proposed amendment to the Plan at the Annual General Meeting held December 15, 2004.

ITEM 7             Major Shareholder and Related Party Transactions

A.       Major Shareholders

Major Shareholders

Farallon is a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of Farallon’s knowledge, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of the common shares of Farallon, the only class of securities with voting rights. For these purposes, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.

Geographic Breakdown of Shareholders

As of November 25, 2005, Farallon’s register of shareholder indicates that Farallon’s common shares are held as follows:

		Percentage of	Number of registered
Location	Number of shares	total shares	shareholders of record
Canada	78,862,991	79.4%	34
United States	15,074,153	15.2%	123
Other	5,426,262	5.4%	12
	99,363,406		169

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Transfer Agent

Farallon's securities are recorded on the books of its transfer agent, Computershare Trust Company of Canada located at 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 (604) 661-0271 in registered form. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Farallon does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of its knowledge, Farallon is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. There are no arrangements known to Farallon which, at a subsequent date, may result in a change in control of Farallon.

Insider Reports under the British Columbia Securities Act

Under the British Columbia Securities Act, "insiders" (generally officers, directors and holders of 10% or more of Farallon's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Farallon's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca). Commencing in 2002 in British Columbia all insider reports must be filed electronically 10 days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B.       Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Farallon or its predecessors during the year ended June 30, 2005 except as follows:

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Farallon or its predecessors during the year ended June 30, 2005 except as follows:

(a)	On December 17, 2004, the Company completed a private placement of 28,571,877 units at Cdn.$0.70 per unit. Each unit consisted of one Share and one 24 month warrant to purchase an additional Share exercisable at a price of Cdn$0.80 until December 17, 2005 and thereafter until December 17, 2006 at Cdn$1.02. United Mineral Services Ltd., a private company owned by Robert A. Dickinson, a director and officer of the Company, participated in this private placement to the extent of 143,000 units. J. Richard H. Whittington, a director and officer of the Company, participated in this placement to the extent of 59,000 units.

(b)	Substantially all of the management services of Farallon are provided to it by Hunter Dickinson Inc. ("HDI"). The majority of the directors of Farallon are also directors of HDI. HDI provides management services to Farallon, pursuant to a geological and administrative services agreement dated December 31, 1996 and included as Exhibit 4.01. The amounts billed by HDI for its services rendered and reimbursement of expenses for year ended June 30, 2005, 2004 and 2003 are as follows:

	Years ended June 30
Transactions	2005	2004	2003
Services rendered and expenses reimbursed
Hunter Dickinson Inc. and subsidiaries	$2,849,674	$292,914	$432,228
Hunter Dickinson Group Inc.	10,240	9,550	2,558
Administration cost recovery
Hunter Dickinson Inc.	95,792	89,264	–
Interest charged
Hunter Dickinson Inc.	–	41,033	41,231

Prior to January 1, 2003, balances due to or from Hunter Dickinson Inc. and subsidiaries were non-interest bearing, unsecured and due on demand. As a result of the Farallon's indebtedness to Hunter Dickinson Inc. extending longer than was originally anticipated and envisioned in the agreement, commencing January 1, 2003, balances due to Hunter Dickinson Inc. and subsidiaries bear interest at Canadian bank prime rate plus 6% per annum, compounded monthly, are unsecured, and are due on demand. Balances due from Hunter Dickinson Inc. are non-interest bearing, unsecured, and due on demand. The related party balances for the last three fiscal years are as follows:

Balances receivable (payable) at	June 30, 2005	June 30, 2004	June 30, 2003
Hunter Dickinson Inc.	$(100,505)	$79,456	$(905,615)
Tecnicos HD de Mexico SA de CV	2,855	96,239	101,302
Servicios HD de Mexico SA de CV	1,260	64,093	70,257
Hunter Dickinson Group Inc.	(2,727)	–	–
CEC Engineering Ltd. (1)	(15,906)	–	–
Balances receivable (payable) to related parties	$(115,023)	$239,788	$(734,056)

1.	CEC Engineering Ltd. is a private company owned by a director, David J. Copeland, which provides engineering services to the Company.

No director or officer of Farallon has been indebted to Farallon at any time during the last three fiscal years.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8             FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Registration Statement are filed under Item 17 of this Registration Statement.

Legal Proceedings

(a)       Mineral Property Interests – Campo Morado

Farallon's 100%-owned Campo Morado ownership rights have been challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, Farallon was the defendant in various lawsuits relating to ownership of the Campo Morado property. The legal actions heard in British Columbia and Nevada were decided in Farallon’s favor in 1998 and 1999 and 2001.

The Nevada action was concluded in favor of Farallon in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The plaintiffs filed an appeal to the Nevada Supreme Court. On November 16, 2005, the appeal was denied in its entirety, re-affirming the decisions of the lower courts. The November 16, 2005 decision is final and conclusive.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favor of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff's appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling, to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

On September 7, 2004, Farallon was notified of a new lawsuit by David Hermiston, one of the original plaintiffs, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. The case is currently proceeding through the Mexican courts. In connection with this claim, a lien was filed on certain assets of the Company's Mexican operating subsidiary. Management's view is that this claim is without merit and Farallon is vigorously defending the action. However, the outcome of this matter is currently not determinable.

(b)       Wiltz Investment S.A. vs Farallon Minera Mexicana SA de CV

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment SA ("Wiltz"), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico SA de CV in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company has filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora. Wiltz has filed a corresponding criminal action against the Company and certain of the directors of the Company. The Company's attorneys have filed documents to have these proceedings dismissed and are seeking remediation from Wiltz and associated parties. In connection with this claim, a lien was filed on certain assets of the Company's Mexican subsidiary. Management's view is that this claim by Wiltz is without merit and the Company is vigorously defending the action. However, the outcome of this matter is currently not determinable.

Dividends

Farallon has not paid any dividends on any of its shares since incorporation. Farallon does not presently have any intention of paying dividends. Its future dividend policy will be determined by its board of directors on the basis of earnings, financial requirements and other relevant factors.

B.       Significant Changes

Farallon has not experienced any significant changes since the date of the financial statements included with this Registration Statement except as disclosed in this Registration Statement.

ITEM 9             THE OFFER AND LISTING

Farallon has only one class of shares authorized, namely, common shares without par value. There are an unlimited number of shares authorized. All shares are initially issued in registered form. There are no restrictions on the transferability of the shares imposed by Farallon’s constating documents.

A.       Offer and Listing Details

Trading Markets

Farallon’s common shares are traded on the TSX under the symbol “FAN”. The following table shows the progression in high and low trading prices of the common shares of Farallon on the TSX for the periods listed.

	High	Low
	(Cdn $)	(Cdn $)
Annual (fiscal year)
2005	1.11	0.51
2004	1.37	0.50
2003	0.86	0.20
2002	0.80	0.22
2001	0.90	0.27
2000	1.26	0.50

Quarterly
Fiscal 2006
Second Quarter (to November 25, 2005)	0.66	0.43
First Quarter	0.68	0.47

Fiscal 2005
Fourth Quarter	0.91	0.51
Third Quarter	0.91	0.65
Second Quarter	1.11	0.70
First Quarter	0.94	0.63

Fiscal 2004
Fourth Quarter	0.93	0.50
Third Quarter	1.37	0.71
Second Quarter	0.86	0.29
First Quarter	0.37	0.22

Fiscal 2003
Fourth Quarter	0.31	0.23
Third Quarter	0.45	0.28
Second Quarter	0.40	0.24
First Quarter	0.48	0.31

	High	Low
	(Cdn $)	(Cdn $)

Monthly
October 2005 (to November 25, 2005)	0.56	0.43
September 2005	0.68	0.43
August 2005	0.65	0.47
July 2005	0.60	0.49
June 2005	0.72	0.55
May 2005	0.67	0.51
April 2005	0.69	0.55

B.       Plan of Distribution

Not applicable.

C.       Markets

Farallon’s common shares have traded in Canada on the TSX since October 30, 1997 under the symbols FAN (see "Item 4.A - History and Development of Farallon").

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

ITEM 10             ADDITIONAL INFORMATION

A.       Share Capital

Farallon's share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 99,363,406 common shares without par value were issued and outstanding as fully paid and non-assessable as of November 28, 2005. The accompanying audited consolidated financial statements provides details of all share issuances effected by Farallon in the issue price per share since June 30, 2003. There are no shares of Farallon which are held by or on behalf of Farallon. There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Farallon rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup. A summary of Farallon's outstanding dilutive securities (convertible or exercisable into common shares) is as follows:

Warrants

Farallon's outstanding common share purchase warrants as at June 30, 2005 are as follows:

		June 30				June 30
Expiry date	Exercise Price	2004	Issued	Exercised	Expired	2005
Dec. 31, 2005	C$0.50	14,511,108	–	(7,479,472)	–	7,031,636
Dec. 17, 2006	C$0.80/C$1.02(i)	–	28,571,877	–	–	28,571,877
		14,511,108	28,571,877	(7,479,472)	–	35,603,513

Weighted average exercise price (C$)		$0.50	$0.80	$0.50	$–	$0.74

Farallon's outstanding common share purchase warrants as at November 25, 2005 are as follows:

Expiry date	Exercise Price	At November 25,
		2005
Dec. 31, 2005	C$0.50	6,913,215
Dec. 17, 2006	C$1.02	28,571,877
		35,485,092

Weighted average exercise price (C$)		$ 0.92

Management and Employee Incentive Options

The following table shows Farallon's outstanding options as at June 30, 2005. Another 2,165,000 options were granted between June 30, 2005 and November 25, 2005, details of which are provided in Item 6.E of this Registration Statement, on page 69.

Name	Number of Common Shares under Options Granted in Last Fiscal Year	Number of Common Shares under Options Outstanding at		Price Exercise (C$)	Expiration Date
		June 30, 2005	June 30, 2004
Directors:
David J. Copeland	180,000	180,000	330,000	0.70	June 21, 2006
Barry T. Coughlan	55,000	180,000	45,000	0.70	June 21, 2006
Scott D. Cousens	180,000	180,000	330,000	0.70	June 21, 2006
Robert A. Dickinson	180,000	180,000	330,000	0.70	June 21, 2006
Jeffery R. Mason	180,000	180,000	330,000	0.70	June 21, 2006
Ronald W. Thiessen	180,000	180,000	330,000	0.70	June 21, 2006
J.R.H. (Dick) Whittington	180,000	510,000	330,000	0.61-1.71	June 21, 2006

Consultants:
Aziz Shariff	180,000	180,000	330,000	0.70	June 21, 2006
Rene Carrier	120,000	120,000	45,000	0.70	June 21, 2006

Employees(1):	975,500	1,103,000	1,786,000	0.22-0.71	July 29, 2005 to June 21, 2006
Totals	2,410,500	2,993,000	4,141,000	-	-

(1)	Includes employees of Hunter Dickinson Inc. which provides management services to Farallon. See “Administration Agreement”.

The following table shows Farallon's outstanding options as at November 25, 2005

Expiry date	Exercise price	Number
February 8, 2006	$ 0.74	50,500
June 21, 2006	$ 0.60	415,000
June 21, 2006	$ 0.65	155,000
June 21, 2006	$ 0.70	1,757,500
June 1, 2007	$ 0.60	50,000
June 22, 2007	$ 0.60	240,000
June 22, 2007	$ 0.74	275,000
September 28, 2007	$ 0.58	2,165,000
Total		5,108,000

Other than stock options there are no arrangements with Farallon’s employees to allow them to participate in Farallon’s capital.

History of Share Capital

A summary of the changes to Farallon's share capital over the last three fiscal years are as follows:

			Amount
	Number of	Amount	United States
	Shares	Canadian GAAP	GAAP
Balance June 30, 2003	32,638,134	$ 44,944,698	$ 44,944,698
Exercise of stock options	72,500	18,373	18,373
Exercise of warrants	11,772,530	3,671,144	3,671,144
Private placement	15,153,372	4,217,259	4,217,259
Balance June 30, 2004	59,636,536	$ 52,851,474	$ 52,851,474
Exercise of stock options	3,388,500	1,356,281	1,356,281
Exercise of warrants	7,479,472	2,953,790	2,953,790
Private placement	28,740,477	15,879,498	15,879,498
Contributed surplus allocated to shares on		759,498	759,498
exercise of stock options
Balance June 30, 2005	99,244,985	$ 73,800,541	$ 73,800,541

Fully Diluted Share Capital

A summary of Farallon’s diluted share capital is as follows:

	June 30, 2005	November 28, 2005
Issued	99,244,985	99,363,406
Options outstanding	2,993,000	5,108,000
Warrants outstanding	35,603,513	35,485,092
Fully diluted share position	137,841,498	139,956,498

B.      Memorandum and Articles of Association

Farallon was incorporated on July 4, 1991 pursuant to the Company Act (British Columbia) under Corporation No. 408702. Farallon's corporate constituting documents are comprised of its Articles of Association (“Articles”) and Memorandum of Incorporation (“Memorandum”). A copy of the Articles and Memorandum are filed with this Initial Registration Statement on Form 20-F as exhibits. (See Item 19).

The Business Corporations Act (British Columbia) was adopted in British Columbia in 2004 and is now in effect. The Business Corporations Act replaces the Company Act (British Columbia) and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. There is a mandatory transition process under the Business Corporations Act, so that all companies comply with the new regulations. Farallon has until March 29, 2006 to file a transition application with the Corporate Registry in British Columbia, which includes bringing its charter documents into conformity with the Business Corporations Act.

The following is a summary of certain material provisions of Farallon’s Memorandum and Articles and certain provisions of the Business Corporations Act applicable to Farallon:

1. Objects and Purposes

Farallon's Memorandum and Articles do not specify objects or purposes. Farallon is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2. Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1.	the contract or transaction is material to the company;

2.	the company has entered, or proposes to enter, into the contract or transaction, and

3.	either of the following applies to the director:

a.	the director has a material interest in the contract or transaction;

b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.	the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

a.	applied to the company on or after the date on which the situation arose; and

b.	is comparable in scope and intent to the provisions of the Business Corporations Act;

2.	both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

3.	the company is a wholly owned subsidiary of the other party to the contract or transaction;

4.	the other party to the contract or transaction is a wholly owned subsidiary of the company; or

5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.	the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.	the contract or transaction relates to an indemnity or insurance;

3.	the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.	the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.	the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Under Farallon’s Articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with Farallon or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare in writing the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting.

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. If the issuance of compensation to the directors is decided by the directors, a quorum is the number of directors in office as set by the directors and, if not so set, shall be a majority of the directors, or if the number of directors is fixed at one, shall be one director.

Borrowing powers exercisable by the directors.

Under the Articles, the directors may, on behalf of Farallon:

1. Borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2. Issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of Farallon or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3. Mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of Farallon; and

4. Give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security, or otherwise.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to Farallon under its Memorandum or its Articles or the Business Corporations Act.

Number of shares required for a director’s qualification.

Directors need not own any shares of Farallon in order to qualify as directors.

3. Rights, Preferences and Restrictions Attaching to Each Class of Shares

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Farallon is, or would thereby become, insolvent.

Voting Rights

Each Farallon share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors automatically retire at each annual meeting, and may be elected thereat. There are no staggered directorships among Farallon’s directors. There are no cumulative voting rights applicable to Farallon.

Rights to Profits and Liquidation Rights

All common shares of Farallon participate rateably in any net profit or loss of Farallon and shares rateably any available assets in the event of a winding up or other liquidation.

Redemption

Farallon has no redeemable securities authorized or issued.

Sinking Fund Provisions

Farallon has no sinking fund provisions or similar obligations.

Shares Fully Paid

All Farallon shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

There are no pre-emptive rights applicable to Farallon which provide a right to any person to participate in offerings of Farallon's equity or other securities

With respect to the rights, preferences and restrictions attaching to Farallon’s common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of Farallon’s shares.

4. Changes to Rights and Restrictions to Shares

The Business Corporations Act provides that a company may, by the type of shareholders' resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

i)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

ii)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class or series by a special separate resolution will be required.

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Changes to Rights of Common Shareholders

Changes to Farallon’s Articles and Memorandum require a shareholders' "special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Farallon's assets, redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and Farallon elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right.

5. Meetings of Shareholders

Shareholders meetings are governed by the Articles of Farallon but many important shareholder protections are also contained in the Securities Act (British Columbia) (the “Securities Act”) and the British Columbia Corporations Act. The Articles provide that Farallon will hold an annual shareholders' meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting.

The Securities Act and the British Columbia Corporations Act superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Farallon makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act and the British Columbia Corporations Act . This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Farallon must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual Meeting must be held and the percentage of shareholders required to call an annual Meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6. Rights to Own Securities

There are no limitations under Farallon's Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7. Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

Farallon has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. Farallon does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in

Farallon's material agreements giving special rights to any person on a change in control.

The Business Corporations Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company.
Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

8. Ownership Threshold Requiring Public Disclosure

The Articles of Farallon do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Farallon's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Farallon but the Securities Act requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Effective January 31, 2003 all insider trading reports filed by Farallon’s insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9. Differences in Law between the US and British Columbia

Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10. Changes in the Capital of the Company

There are no conditions imposed by Farallon’s Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

C.      Material Contracts

The material contracts to which Farallon is a party which were entered into during the last two years are as follows:

1.
Farallon’s 2004 Stock Option Plan (see "Share Ownership - Stock Option Plan") dated December 15, 2004, as discussed in detail under Item 6.E of this Registration Statement under the heading “Material Terms of the 2004 Plan”;

2.
2. Geological Management and Administration Services Agreement with Hunter Dickinson Inc. (“HDI”) dated for reference December 31, 1996 whereby HDI provides geological, exploration and administrative services to Farallon. (See Item 7 and Exhibit 4.01.)

D.      Exchange Controls

Farallon is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of Farallon (the "Common Shares"), other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Farallon on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Farallon's common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Farallon does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Farallon's relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Farallon's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of, or are controlled by nationals of, member states of the World Trade Organization) when Farallon was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Farallon and the value of the assets of Farallon, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Farallon. An investment in the Common Shares of Farallon by a WTO Investor, or by a non-Canadian when Farallon was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Farallon and the value of the assets of Farallon, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds C$250 million. A non-Canadian would acquire control of Farallon for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of Farallon. The acquisition of less than a majority but one-third or more of such Common Shares would be presumed to be an acquisition of control of Farallon unless it could be established that, on the acquisition, Farallon was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Farallon will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares of Farallon would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)
an acquisition of control of Farallon in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)
an acquisition of control of Farallon by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Farallon, through the ownership of the Common Shares, remained unchanged.

E.      Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Farallon, and has been reviewed by Kempisty & Co, CPA's, New York, NY. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, Farallon urges holders and prospective holders of common shares of Farallon to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Farallon, based upon their individual circumstances.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Farallon will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Farallon's voting shares). Farallon will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Farallon's issued shares of any class or series. If the shares of Farallon constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer's capital gain or loss from a disposition of the share is the amount, in any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion and approval of a Clearance Certificate request. If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of Farallon's common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Farallon. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, Farallon urges holders and prospective holders of common shares of Farallon to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Farallon, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Rockwell who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Rockwell. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Farallon

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Farallon are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Farallon has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Farallon, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Farallon generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Farallon may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Farallon) deduction of the United States source portion of dividends received from Farallon (unless Farallon qualifies as a "passive foreign investment company," as defined below). Farallon does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Farallon's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Farallon's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Farallon may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Farallon will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Farallon should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Farallon

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Farallon equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Farallon. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Farallon will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of Farallon's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Farallon is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Farallon may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Farallon does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Farallon will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Farallon appears to have been a PFIC for the fiscal year ended June 30, 2004, and at least certain prior fiscal years. In addition, Farallon expects to qualify as a PFIC for the fiscal year ending June 30, 2005 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Farallon is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Farallon. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat Farallon as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Farallon qualifies as a PFIC on his pro rata share of Farallon's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Farallon's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Farallon is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Farallon qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Farallon is a controlled foreign corporation, the U.S. Holder's pro rata share of Farallon's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Farallon's first tax year in which Farallon qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Farallon in which Farallon is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Farallon common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Farallon's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Farallon must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Farallon intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Farallon. Farallon urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Farallon, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Farallon ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Farallon does not qualify as a PFIC. Therefore, if Farallon again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Farallon qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Farallon. Therefore, if such U.S. Holder reacquires an interest in Farallon, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Farallon qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Farallon common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Farallon.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Farallon common shares and all excess distributions on his Farallon common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Farallon (i) which began after December 31, 1986, and (ii) for which Farallon was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Farallon is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Farallon common shares, then Farallon will continue to be treated as a PFIC with respect to such Farallon common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Farallon common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Farallon common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Farallon as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Farallon included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Farallon will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Farallon common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Farallon are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Farallon common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Farallon is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Farallon, certain adverse rules may apply in the event that both Farallon and any foreign corporation in which Farallon directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Farallon intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Farallon that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Farallon (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Farallon (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Farallon and does not dispose of its common shares. Farallon strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Farallon common shares while Farallon is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Farallon is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Farallon ("United States Shareholder"), Farallon could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such

United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Farallon which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Farallon attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Farallon does not believe that it currently qualifies as a CFC. However, there can be no assurance that Farallon will not be considered a CFC for the current or any future taxable year.

F.      Dividends and Paying Agents

Not applicable.

G.      Statement by Experts

Included with this Registration Statement are the following consents with respect the inclusion of, or reference to, their reports in this Registration Statement:

1.
Consent of Farallon’s auditors, KPMG LLP, to the inclusion of their auditors' report dated August 23, 2005 on the consolidated financial statements of Farallon for the years ended June 30, 2005 and 2004 and 2003.

2.	Consent of tax reviewer, Kempisty & Company, CPA

3.	Consent of qualified person, Qingping Deng, CPG, on the Resource Estimate referred to in Item 4.D.

4.	Consent of qualified person, David Gaunt, P.Geo. on the Resource Estimate referred to in Item 4.D.

5.	Consents of D. Kilby, P.Eng., P. Taggart, P.Eng., and David Dreisinger, P.Eng. on the Technical Report referred to in Item 4.D.

H.      Documents on Display

Exhibits attached to this Registration Statement are also available for viewing at the offices of Farallon, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 or on request of Farallon at 604-684-6365, attention: Shirley Main. Copies of Farallon's consolidated financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com.

I.      Subsidiary Information

All subsidiary information for Farallon is included in its consolidated financial statements.

ITEM 11           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

a) Transaction Risk and Currency Risk Management

Farallon's operations do not employ complex financial instruments or derivatives, and given that Farallon keeps its excess funds in high-grade short-term instruments, it does not have significant or unusual financial market risks. In the event Farallon experiences substantial growth in the future, Farallon’s business and results of operations may be materially affected by changes in interest rates on new debt financings, the granting of credit options to Farallon’s customers, and certain other credit risks associated with Farallon’s operations.

b) Interest Rate Risk and Equity Price Risk

Farallon is equity financed and does not have any debt which could be subject to significant interest rate change risks. Farallon has raised equity funding through the sale of securities denominated in Canadian dollars, and will likely raise additional equity funding denominated in Canadian dollars in the future.

c) Exchange Rate Sensitivity

A significant portion of Farallon's administrative operations are in Canada.

The Company incurs certain of its exploration expenditures in Mexican pesos. However, the Company's largest contracts for services (such as drilling) are typically denominated in United States dollars.

The Company typically holds most of its funds in Canadian dollars and reports the results of its operations in United States dollars so is therefore affected by exchange rate risk.

d) Commodity Price Risk

While the value of Farallon’s mineral properties can always be said to relate to the price of the commodity and the outlook for same, the Company does not have any operating mines nor economic ore and hence does not have any hedging or other commodity based risks respecting its operations.

ITEM 12           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.     Debt securities

Not applicable

B.     Warrants and rights

At November 25, 2005, the Company had the following warrants outstanding:

Expiry date	Exercise Price	At November 25, 2005
Dec. 31, 2005	C$0.50	6,913,215
Dec. 17, 2006	C$1.02	28,571,877

Weighted average exercise price (C$)		$ 0.92

The warrants which expire on are exercisable at Cdn$0.80 until December 17, 2005 and thereafter at Cdn$1.02 until December 17, 2006.

Each warrant is exercisable for one common share of Farallon.

C.     Other securities

Not applicable

PART II

ITEM 13           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15           CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A           AUDIT COMMITTEE FINANCIAL EXPERTS

Not applicable.

1TEM 16B           CODE OF ETHICS

The Company has adopted a Code of Ethics, which is attached as an Exhibit hereto. (See Item 19).

ITEM 16C           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E           PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17           FINANCIAL STATEMENTS

The following audited financial statements of Farallon Resources Ltd. for the fiscal years ended June 30, 2005, 2004, and 2003 comprised of the following are included herein:

(a)
Report of Independent Registered Public Accounting Firm on the consolidated balance sheets as at June 30, 2005 and 2004; consolidated statements of operations and deficit, and cash flows for each of the years ended June 30, 2005, 2004 and 2003;

(b)	Consolidated Balance Sheets as at June 30, 2005 and 2004;

(c)	Consolidated Statements of Operations and Deficit for each of the years June 30, 2005, 2004 and 2003;

(d)	Consolidated Statements of Cash Flows for the years ended June 30, 2005, 2004 and 2003; and

(e)	Notes to the consolidated financial statements.

ITEM 18           FINANCIAL STATEMENTS

Farallon has elected to provide financial statements pursuant to Item 17.

ITEM 19           EXHIBITS

The following exhibits are included in this Initial Registration Statement on Form 20-F:

Exhibit
Number	Description

1.01	Certificate of Incorporation dated July 1991

1.02	Articles dated July 1991

1.03	Notice of Articles dated January 2005

4.01	Geological, Management and Administration Services Agreement between Farallon Resources Ltd. and Hunter Dickinson Inc. dated December 31, 1996

4.02	Stock Option Plan dated December 15, 2004

11.01	Code of Ethics

15.1	Consent letter of KPMG LLP

15.2	Consent of Tax Reviewer

15.3	Consent of Technical Expert – Qingping Deng, CPG

15.4	Consent of Technical Expert – David Gaunt, P.Geo.

15.5	Consent of Technical Expert – Daniel Kilby, P.Eng.

15.6	Consent of Technical Expert – Peter Taggart, P.Eng.

15.7	Consent of Technical Expert – David Dreisinger, P.Eng.

99.1
Consolidated balance sheets as at June 30, 2005 and 2004; consolidated statements of operations and deficit, and cash flows for each of the years ended June 30, 2005, 2004 and 2003, together with Report of Independent Registered Public Accounting Firm thereon;

99.2
Technical Report on Campo Morado Project - Update on Metallurgy and Mineral Resource Estimates in the Reforma, Naranjo and El Rey Deposits, Guerrero State, Mexico by D. Kilby, P.Eng., P. Taggart, P.Eng., Qingping Deng, CPG, and David Dreisinger, P.Eng.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

FARALLON RESOURCES LTD.

Per:

/s/ Jeffrey R. Mason
JEFFREY R. MASON
Chief Financial Officer
DATED: November 30, 2005

Please address SEC comment letter to:

FARALLON RESOURCES LTD.
Attention: Paul Mann, Controller
1020 – 800 West Pender Street
Vancouver, BC
Canada V6C 2V6

Fax Number: (604) 677-6973